As filed with the Securities and Exchange Commission on May 26, 2020

Registration Statement No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

VIELA BIO, INC.

(Exact name of registrant as specified in its charter)

Delaware	2834	82-4187338
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

One MedImmune Way

First Floor, Area Two

Gaithersburg, MD 20878

(240) 558-0038

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Zhengbin (Bing) Yao, Ph.D.

Chairman, President and Chief Executive Officer

Viela Bio, Inc.

One MedImmune Way

First Floor, Area Two

Gaithersburg, MD 20878

(240) 558-0038

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Jonathan L. Kravetz John T. Rudy Christopher E. Jeffers, Ph.D. Mintz, Levin, Cohn, Ferris, Glovsky & Popeo, P.C. One Financial Center Boston, MA 02111 (617) 542-6000	Mitchell Chan Chief Financial Officer Viela Bio, Inc. One MedImmune Way First Floor, Area Two Gaithersburg, MD 20878 (240) 558-0038	Patrick O’Brien Ropes & Gray LLP Prudential Tower 800 Boylston Street Boston, MA 02199 (617) 951-7000

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)	Amount of registration fee(2)
Common Stock, $0.001 par value per share	$232,000,000	$30,113.60

(1)

Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended. Includes the shares that the underwriters have the option to purchase.

(2)	Calculated pursuant to Rule 457(o) under the Securities Act of 1933, as amended, based on an estimate of the proposed maximum aggregate offering price.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 26, 2020

PRELIMINARY PROSPECTUS

3,000,000 Shares

Common Stock

We are offering 3,000,000 shares of our common stock in this offering.

Our common stock is listed on The Nasdaq Global Select Market under the symbol “VIE.” On May 22, 2020, the last reported sale price of our common stock as reported on The Nasdaq Global Select Market was $60.21 per share.

We are an “emerging growth company” as defined under the federal securities laws and, as such, have elected to comply with certain reduced reporting requirements for this prospectus and may elect to do so in future filings.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 15, as well as in the documents incorporated by reference into this prospectus, to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to Viela Bio, Inc.	$	$

(1)	We refer you to the “Underwriting” section beginning on page 39 of this prospectus for additional information regarding underwriting compensation.

The selling stockholders identified in this prospectus have granted the underwriters an option to purchase up to 450,000 additional shares of our common stock from the selling stockholders. The underwriters can exercise this option at any time within 30 days after the date of this prospectus. We will not receive any proceeds from the sale of shares by the selling stockholders.

The underwriters expect to deliver the shares against payment in New York, New York on             , 2020.

Morgan Stanley	Goldman Sachs & Co. LLC	Cowen	Guggenheim Securities

Prospectus dated              , 2020

Neither we, the selling stockholders, nor any of the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. Neither we, the selling stockholders, nor any of the underwriters take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus or in any applicable free writing prospectus is current only as of its date, regardless of its time of delivery or any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside of the United States: Neither we, the selling stockholders, nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

MARKET AND INDUSTRY DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations, market position and market opportunity, is based on our management’s estimates and research, as well as industry and general publications and research, surveys and studies conducted by third parties. We believe that the information from these third-party publications, research, surveys and studies included in this prospectus is reliable. Management’s estimates are derived from publicly available information, their knowledge of our industry and their assumptions based on such information and knowledge, which we believe to be reasonable. These data involve a number of assumptions and limitations which are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus and in the documents incorporated by reference herein and does not contain all of the information that you should consider in making an investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including the information incorporated by reference herein, especially the matters discussed in the information set forth under the section titled “Risk Factors” included elsewhere in this prospectus and in the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes thereto included in our Annual Report on Form 10-K for the year ended December 31, 2019, which are incorporated by reference herein, as revised or supplemented by our subsequent quarterly reports on Form 10-Q or our subsequent current reports on Form 8-K that we have filed with the SEC, all of which are incorporated by reference herein. Unless the context otherwise requires, we use the terms “Viela,” “Viela Bio,” “Company,” “we,” “us” and “our” in this prospectus to refer to Viela Bio, Inc.

Overview

We are a clinical-stage biotechnology company pioneering treatments for autoimmune and severe inflammatory diseases, which we collectively refer to as autoimmune diseases. Our approach seeks to redefine the treatment of autoimmune diseases by focusing on critical biological pathways shared across multiple diseases. We believe that this approach, which targets the underlying molecular pathogenesis of the disease, allows us to develop more precise therapies, identify patients more likely to respond to treatment and pursue multiple indications for each of our product candidates. Our lead product candidate, inebilizumab, is a humanized monoclonal antibody, or mAb, designed to target CD19, a molecule expressed on the surface of a broad range of immune system B cells. In January 2019, we reported positive pivotal clinical trial data for inebilizumab in patients with neuromyelitis optica spectrum disorder, or NMOSD. NMOSD is a rare, devastating condition that attacks the optic nerve, spinal cord and brain stem, and often leads to irreversible blindness and paralysis. We received Breakthrough Therapy Designation for the treatment of this disease from the U.S. Food and Drug Administration, or the FDA, in April 2019 and in August 2019, the FDA accepted for review our Biologics License Application, or BLA for inebilizumab. The FDA set a Prescription Drug User Fee Act, or PDUFA date of June 11, 2020. In addition, we have a broad pipeline of two additional clinical and two pre-clinical stage product candidates focused on a number of other autoimmune diseases with high unmet medical needs, including myasthenia gravis, IgG4-related disease, Sjögren’s syndrome and lupus, as well as other conditions such as kidney transplant rejection.

Our pipeline is currently focused on the following shared critical biological pathways of autoimmune diseases:

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Production of autoantibodies: the autoantibody pathway.    A number of autoimmune diseases, including NMOSD, myasthenia gravis and IgG4-related disease, and other conditions such as kidney transplant desensitization, are associated with autoantibodies secreted by a subset of immune B cells known as plasmablasts and plasma cells. These autoantibodies attack native tissues as opposed to foreign pathogens. Our lead product candidate, inebilizumab, is designed to target and deplete CD19-expressing B cells, which may reduce autoantibodies that are implicated in these autoimmune diseases and other conditions.

•

Immune overactivation through co-stimulatory pathways: the CD40/CD40L co-stimulatory pathway.    A number of autoimmune diseases, including Sjögren’s syndrome, and other conditions such as kidney transplant rejection, are associated with overactivation of immune cells through cell-cell, or co-stimulatory, interactions. CD40 ligand, or CD40L, is a soluble or surface-bound protein expressed on T cells that interacts with CD40, a receptor protein expressed on a variety of immune cells such as B cells, dendritic cells and macrophages. The overstimulation of these immune cells triggered by the interaction of CD40 and CD40L, or CD40/CD40L, leads to an immune response cascade and overproduction of molecules that mediate inflammation, resulting in the development of numerous autoimmune diseases. Our second product candidate, VIB4920, is a fusion protein designed to target CD40L, blocking CD40L’s interaction with CD40 and other binding partners, and thereby potentially decreasing autoimmune and inflammatory responses. VIB4920 has been designed to avoid thromboembolic side effects observed with an earlier generation CD40L mAb.

•

Overactivation of the innate immune system: the innate cytokine pathway.    A number of autoimmune diseases, including systemic lupus erythematosus, or SLE, cutaneous lupus erythematosus, or CLE, Sjögren’s syndrome, systemic sclerosis, polymyositis and dermatomyositis, are associated with the overproduction of pro-inflammatory cytokines secreted by plasmacytoid dendritic cells, or pDCs. pDCs are a type of innate immune cell that can produce large amounts of cytokines, including type I interferons, IL-6 and TNF-a, in response to immune stimuli such as viral infection, immune complexes and cell debris. Our third product candidate, VIB7734, is designed to target and bind to an immunoglobulin-like transcript, or ILT7, which is a cell surface molecule specific to pDCs, leading to their depletion.

In addition to the three pathways listed above, we are continuing to explore other critical shared biological pathways that we believe are implicated in autoimmune disease pathogenesis.

Our Pipeline

We are leveraging our critical biological pathway approach to develop a broad pipeline of product candidates across multiple diseases, which we refer to as indications. The following table summarizes our pipeline:

Inebilizumab.    We are initially developing inebilizumab as a potential first-line monotherapy for NMOSD. In January 2019, we announced positive topline data from our N-MOmentum pivotal trial, including meeting the primary endpoint of reducing the risk of developing an NMOSD attack in AQP4 antibody positive, or AQP4+, patients. AQP4+ patients, characterized by the presence of autoantibodies to a water channel protein called aquaporin-4, or AQP4, are thought to represent approximately 80% of the NMOSD patient population. The N-MOmentum pivotal trial included a broad patient population with both AQP4+ and AQP4 antibody negative, or AQP4-, patients with various degrees of disease severity based on the number of previous attacks. Inebilizumab is designed to be dosed with two initial doses on days 1 and 15, followed by dosing every six months thereafter, which is a significantly less frequent dosing regimen compared to other therapies that have been approved or are in clinical development. The trial met its primary and a majority of secondary endpoints, and in May 2019, we presented detailed trial data at the plenary session of the Annual Meeting of the American Academy of Neurology. Based on the results of the N-MOmentum trial, we submitted a BLA to the FDA in June 2019, which the FDA accepted for review in August 2019. The FDA set a PDUFA date of June 11, 2020. The FDA granted Orphan Drug Designation for inebilizumab for the treatment of patients with NMOSD in February 2016 and Breakthrough Therapy Designation in April 2019. The European Medicines Agency, or EMA, granted orphan designation to inebilizumab for the treatment of NMOSD in March 2017. If we obtain marketing approval from the FDA, we currently expect that the approval would permit marketing to a patient population that includes only AQP4+ patients for the use of inebilizumab as a monotherapy to reduce the risk of NMOSD attacks.

If we obtain approval from the FDA of inebilizumab as a monotherapy for NMOSD, we intend to focus our commercial efforts initially on the United States market, which we believe represents the largest market opportunity, as we estimate that there are approximately 10,000 patients with NMOSD. We are currently building our internal commercialization capabilities, including having hired a field sales team to initially target a small number of medical centers of excellence, where the majority of all patients with NMOSD in the United States are treated, as well as top community prescribers. For markets outside the United States, we intend to seek to enter into arrangements with third parties to pursue regulatory approval and commercialization of inebilizumab for the treatment of patients with NMOSD. In May 2019, we entered into a collaboration with Hansoh Pharmaceutical Group Company Limited, or Hansoh Pharma, for co-development and commercialization of inebilizumab in patients with NMOSD and other autoimmune diseases and hematological cancers in China, Hong Kong and Macau, and in October 2019, we entered into a license agreement with Mitsubishi Tanabe Pharma Corporation, or MTPC, for co-development and commercialization of inebilizumab in Japan, Thailand, South Korea, Indonesia, Vietnam, Malaysia, Philippines, Singapore, and Taiwan.

VIB4920.    VIB4920 is a fusion protein designed to bind to CD40L on activated T cells, blocking their interaction with CD40-expressing B cells and potentially other binding partners. This is intended to prevent B cells from differentiating into plasma cells and memory B cells. Blocking CD40 and CD40L interaction can also inhibit stimulation of dendritic cells and monocytes by T cells, which reduces production of pro-inflammatory mediators. We believe that these combined effects have the potential to produce powerful immunomodulation for the targeting of both T and B cell-driven diseases.

Two Phase 1 clinical trials of VIB4920 have been completed to date: a Phase 1a single-ascending dose trial in healthy volunteers and a Phase 1b multiple-ascending dose trial in patients with rheumatoid arthritis. In both trials, VIB4920 was generally well-tolerated, with no evidence of platelet aggregation that resulted in thromboembolic side effects with an earlier generation CD40L mAb. In the Phase 1b trial, VIB4920 decreased disease activity in patients with active rheumatoid arthritis, and the majority of patients achieved low-level disease activity or remission at the two highest dose levels. We believe that the dose-dependent reduction in autoantibody levels coupled with the clinical activity observed in rheumatoid arthritis suggest that VIB4920 may effectively block the CD40/CD40L interaction. We have selected two diseases associated with immune overactivation through CD40L as the initial diseases to further evaluate in VIB4920 trials. A Phase 2b trial in Sjögren’s syndrome, which is designed as Phase 3-enabling, is now ongoing and in 2019, we initiated a separate Phase 2 trial in kidney transplant rejection. We also plan to initiate additional clinical trials in other diseases associated with the same pathway in 2020. Furthermore, a Phase 2 trial of VIB4920 in adult patients with rheumatoid arthritis is now ongoing to evaluate the efficacy, safety, and pharmacokinetics of VIB4920.

VIB7734.    VIB7734 is a humanized mAb intended to be a novel treatment for autoimmune diseases where the pathology is driven principally by overproduction of type I interferons and other cytokines secreted by pDCs. VIB7734 is designed to target and bind to ILT7, a cell surface molecule specific to pDCs, leading to their depletion. pDCs generate large amounts of interferons in pathological states. The depletion of pDCs may also decrease other inflammatory cytokines such as TNF-a and IL-6, which are critical to the pathogenesis of a number of autoimmune diseases. We have completed a Phase 1a single-ascending dose trial in patients with any one of the following six autoimmune diseases: SLE, CLE, Sjögren’s syndrome, systemic sclerosis, polymyositis and dermatomyositis. The Phase 1a trial demonstrated that VIB7734 was generally well-tolerated and reduced pDC levels. Our ongoing Phase 1b multiple ascending dose trial includes a cohort of patients with the same diseases as well as separate cohorts of patients with CLE in the presence or absence of SLE. The interim data analysis of our Phase 1b trial indicated safety and tolerability comparable to placebo control, potent depletion of pDCs both in peripheral blood and in inflamed CLE skin lesion biopsies in patients in cohort 2 of the trial, and dose-dependent reduction in Cutaneous Lupus Erythematosus Disease Area and Severity Index (CLASI) scores. Based on these positive interim results, we intend, subject to regulatory feedback, to progress to Phase 2 clinical trials in several diseases with high unmet need that are also driven by interferons and other pro inflammatory cytokines secreted by pDCs.

Pre-clinical Development.    We are also conducting pre-clinical research and development on two product candidates. The first candidate, VIB1116, is a mAb designed to decrease the number and function of antigen-presenting dendritic cells. We are currently conducting pre-clinical toxicology studies for VIB1116 and expect to submit an Investigational New Drug application, or IND, in the second half of 2020. The second candidate is a mAb cytokine fusion protein designed to inhibit inflammatory responses. We are currently conducting pre-clinical efficacy studies of this candidate in animal models.

Recent Developments

Interim Results from our Phase 1b Study of VIB7734

In May 2020, we announced positive interim results from our Phase 1b trial of VIB7734 in patients with cutaneous lupus erythematosus (CLE). This Phase 1b clinical trial enrolled three cohorts of patients and is designed to evaluate the safety and tolerability of VIB7734 when given by three monthly subcutaneous doses at escalating dose levels. Cohort 1 enrolled patients with several autoimmune diseases thought to be driven by plasmacytoid dendritic cells (pDCs), including CLE, systemic lupus erythematosus, Sjögren’s syndrome, systemic sclerosis, polymyositis, and dermatomyositis. Cohorts 2 and 3 enrolled patients with CLE (with or without SLE). In cohorts 2 and 3, skin biopsies were taken both before and after treatment at day 85 to enumerate pDCs and measure interferon mediated protein expression. A clinical disease activity score was also periodically measured in cohorts 2 and 3. The study enrolled a total of 31 patients. Cohort 1 enrolled 8 patients and was randomized 3:1 to receive VIB7734 (5mg) or matching placebo. Cohort 2 enrolled 12 patients and was randomized in a 2:1 ratio to receive VIB7734 (50 mg) or matching placebo. Cohort 3 enrolled 11 patients and was randomized 2:1 to receive VIB7734 (150 mg) or matching placebo. The primary endpoint was the incidence of treatment-emergent adverse events, treatment-emergent serious adverse events and adverse events with special interest. Secondary endpoints included pDC depletion in peripheral blood and skin lesions of patients with CLE, and Cutaneous Lupus Erythematosus Disease Area and Severity Index (CLASI) scores. As of the data cutoff (January 23, 2020), which occurred after all skin biopsies in cohort 2 had been analyzed, interim results included safety data from all patients in cohorts 1 and 2 and from 8 patients in cohort 3. Interim results also included pharmacodynamic results from all patients in cohort 2. A subsequent ad hoc analysis with a data cutoff of May 1, 2020 included CLASI scores through at least day 85 from all patients in cohort 2 and from 9 patients in cohort 3.

In cohort 2, the results indicated potent depletion of pDC both in peripheral blood and in inflamed CLE skin lesion biopsies, with patients treated with VIB7734 showing a median reduction in pDC count as measured by a skin biopsy at day 85 compared to baseline of 87%, compared to a median reduction of 47% in the placebo control. In cohorts 2 and 3, the results also indicated a dose-dependent reduction in CLASI scores of 4 points or more through day 85 when compared to baseline. While the trial was not powered to detect statistically significant changes in pDC depletion or the CLASI scores between placebo and treatment arms, reductions in CLASI scores of 4 points or more compared to baseline are considered to be clinically meaningful.

We observed rates of adverse events comparable to placebo control across all cohorts and consistent with the Phase 1a trial of VIB7734. Across cohorts 1 and 2 as well as the subset of patients in cohort 3, no serious adverse events were reported in the active treatment arm. Fifteen percent (3/20) of the patients treated with VIB7734 experienced at least one treatment-emergent adverse event (TEAE) as compared to 12.5% (1/8) of the patients treated with placebo. The most frequent TEAE in the patients treated with VIB7734, and the only TEAE reported in more than one patient, was urinary tract infection (3/20).

These data are preliminary and subject to change as further analyses are conducted. In addition, the clinical trial in cohort 3 is ongoing, the interim data from this cohort represents only a subset of the patients enrolled in the cohort, and pharmacodynamic results have not yet been analyzed in this cohort. The interim data from cohort 3 are expected to change as further patient follow up occurs and more patient data become available. We expect to announce final results from cohort 3 during the third quarter of 2020.

Based on these positive interim results, we intend, subject to regulatory feedback, to progress to Phase 2 clinical trials in several diseases with high unmet need that are also driven by interferons and other pro inflammatory cytokines secreted by pDCs.

Update on COVID-19 Impact

In December 2019 an outbreak of a novel strain of coronavirus was identified in Wuhan, China. This virus continues to spread globally, has been declared a pandemic by the World Health Organization and has spread to over 100 countries, including the United States. The impact of this pandemic has been and will likely continue to be extensive in many aspects of society, which has resulted in and will likely continue to result in significant disruptions to businesses and capital markets around the world. The extent to which the coronavirus impacts us will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others.

At present, we are not experiencing significant impact or delays from COVID-19 on our business, operations and, if approved, commercialization plans. However, in order to prioritize patient health and that of the investigators at clinical trial sites, we have paused enrollment of new patients in certain of our clinical trials, including our Phase 2b trial of VIB4920 in Sjogren’s syndrome, our Phase 2 trial of VIB4920 in kidney transplant rejection, our Phase 2 trial of VIB4920 in rheumatoid arthritis and our Phase 2 trial of inebilizumab in kidney transplant desensitization. Our ability to re-open enrollment in these clinical trials and initiate our planned clinical trials, including planned clinical trials of inebilizumab in additional indications, will be dependent on many factors, including the progression of the pandemic and its impact on patients and the investigators at our clinical trial sites. Furthermore, our ability to re-open enrollment in each of these clinical trials and to initiate our planned clinical trials, including planned clinical trials of inebilizumab in additional indications, will require collaboration with, and permission from, each of the clinical trial sites. Over the coming weeks and months, we will continue to monitor carefully the situation with respect to each of our ongoing and planned clinical trials and follow guidance from local and federal health authorities.

Our Strategy

Our vision is to become a fully integrated biopharmaceutical company pioneering treatments for autoimmune diseases by focusing on critical biological pathways shared across multiple indications. Key components of our business strategy include the following:

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Obtain regulatory approval for and successfully commercialize inebilizumab as a first-line monotherapy treatment for patients with NMOSD.    We received Breakthrough Therapy Designation for inebilizumab for the treatment of NMOSD in April 2019, and in August 2019, the FDA accepted for review our BLA for inebilizumab. The FDA set a PDUFA date of June 11, 2020. If approved, we believe that we can effectively commercialize inebilizumab in the United States with a focused commercial team targeting a small number of medical centers of excellence that treat the majority of the estimated 10,000 patients with NMOSD. In addition to our collaboration with Hansoh Pharma and MTPC, we are evaluating potential additional partnerships to pursue regulatory approval and commercialization of inebilizumab in NMOSD in other geographic regions outside of the United States.

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Expand the use of inebilizumab into additional diseases.    With the positive data from our pivotal trial in NMOSD, which we believe validates inebilizumab’s mechanism of action of targeting the autoantibody pathway, we plan to expand the use of inebilizumab to other diseases where CD19-expressing B cells are believed to be key drivers of the disease pathogenesis. Based on our extensive understanding of the autoantibody pathway, we plan to initiate clinical trials in myasthenia gravis, IgG4-related disease and kidney transplant desensitization. We initiated the first of these clinical trials in kidney transplant desensitization in 2019. We expect to initiate a pivotal trial in mid-year 2020 for myasthenia gravis and a Phase 2b trial in mid-year 2020 for IgG4-related disease. We estimate that the highly sensitized portion of the population of patients waiting for a kidney transplant in the United States is approximately 27,000 patients. We estimate that there are approximately 20,000 to 40,000 patients in the United States suffering from IgG4-related diseases.

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Advance VIB4920 and VIB7734 through clinical development for multiple diseases with shared critical biological pathways.    VIB4920 demonstrated proof of concept in rheumatoid arthritis in a Phase 1b trial. A Phase 2b trial in Sjögren’s syndrome, which is designed as Phase 3-enabling, is ongoing and in 2019, we initiated a separate Phase 2 trial in kidney transplant rejection. Both of these diseases are associated with immune overactivation through the CD40/CD40L co-stimulatory pathway. We also plan to initiate additional clinical trials in other diseases associated with the same pathway in 2020. Based on positive interim results from our Phase 1b trial of VIB7734, we intend, subject to regulatory feedback, to progress to Phase 2 clinical trials of VIB7734 in several diseases with high unmet need that are also driven by interferons and other pro inflammatory cytokines secreted by pDCs.

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Expand our clinical portfolio by initiating clinical trials of two pre-clinical product candidates.    We are currently advancing two candidates through pre-clinical studies. For the first candidate, VIB1116, we are currently conducting pre-clinical toxicology studies and expect to submit an IND in the second half of 2020. The second candidate is currently in pre-clinical efficacy studies.

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Discover and develop additional product candidates for the treatment of autoimmune diseases utilizing our critical biological pathway approach.    Our team has extensive experience in discovery research, deep expertise in immunology and a strong record of publication in high-impact peer-reviewed journals. The team is focused on understanding additional disease pathways associated with autoimmune disease, identifying key targets for intervention within these pathways and generating drug candidates against those targets. We may also in-license from or collaborate with third parties to develop drug candidates that we believe are promising therapeutic candidates.

Our Approach: Developing Therapies by Focusing on Shared Critical Biological Pathways of Autoimmune Diseases

We seek to redefine the treatment of autoimmune diseases by focusing on critical biological pathways shared across multiple diseases. We believe this approach permits us to develop novel therapies that more precisely target these pathways. We have initially focused on three pathways: the autoantibody pathway, the CD40/CD40L co-stimulatory pathway and the innate cytokine pathway, each of which we believe presents distinct mechanisms that drive autoimmune disease and can be targeted by our existing portfolio of product candidates. The following graphic illustrates each of these pathways and the molecules within these pathways that we are currently targeting.

Autoantibody Pathway.    In the autoantibody pathway, autoantibodies are secreted by a subset of immune system B cells known as plasmablasts and plasma cells. In certain cases, these autoantibodies are directly pathogenic. In addition, B cells may contribute to autoimmunity through other mechanisms such as antigen presentation or cytokine production. A number of autoimmune diseases are associated with the B cell-mediated autoantibody pathway, including NMOSD, myasthenia gravis and idiopathic thrombocytopenic purpura, or ITP. B cells also play an important role in kidney transplant desensitization and IgG4-related disease.

Our lead product candidate, inebilizumab, is designed to target these antibody-secreting cells by binding with high affinity to CD19 and depleting CD19-expressing B cells via antibody dependent cellular cytotoxicity, or ADCC, and antibody dependent cellular phagocytosis, or ADCP. CD19 is a molecule broadly expressed on B cells, including some antibody-secreting plasmablasts and plasma cells. In contrast, the expression of CD20, another cell surface molecule expressed on B cells, is lost as B cells differentiate into plasmablasts and plasma cells. Unlike existing CD20 targeting therapies, inebilizumab also directly depletes CD19-expressing plasmablasts and some plasma cells, most of which are not able to be directly targeted by anti-CD20 mAbs.

CD40/CD40L Co-stimulatory Pathway.    T cells interact with B cells, macrophages and endothelial cells through various co-stimulatory receptor-ligand interactions, including CD40/CD40L. CD40L is thought to be a component of immune responses involved in B cell activation, maturation and eventually antibody production. CD40L also mediates activation of macrophages, dendritic cells and stromal cells, including endothelial cells. A number of autoimmune diseases, such as Sjögren’s syndrome, ITP, SLE, type 1 diabetes and bullous pemphigoid, are associated with overactivation of the CD40/CD40L co-stimulatory pathway. This pathway may also be important in kidney transplant rejection and certain glomerular kidney diseases. Our second product candidate, VIB4920, is a fusion protein designed to target CD40L, blocking CD40L’s interaction with CD40 and potentially other binding partners, thereby potentially decreasing autoimmune and inflammatory responses. VIB4920 has been designed to avoid thromboembolic side effects observed with an earlier generation CD40L mAb.

Innate Cytokine Pathway.    Specialized innate immune system cells called pDCs recognize and become activated by viral infection and immune complexes. Upon becoming activated, pDCs produce large amounts of innate cytokines such as type I interferons, IL-6 and TNFa and also help activate other arms of the immune system, including T cells and B cells. A number of autoimmune diseases, such as CLE, SLE, Sjögren’s syndrome, systemic sclerosis, polymyositis, and dermatomyositis, are associated with the overproduction of these innate cytokines. Our third product candidate, VIB7734, is a humanized mAb designed to target and bind to ILT7 on pDCs, leading to their depletion.

Risk Factors

Our business is subject to a number of risks of which you should be aware before making an investment decision. These risks are discussed more fully in the “Risk Factors” section of this prospectus immediately following this prospectus summary and in our Annual Report on Form 10-K for the year ended December 31, 2019, which is incorporated by reference herein, as revised or supplemented by our subsequent quarterly reports on Form 10-Q or our subsequent current reports on Form 8-K that we have filed with the SEC, all of which are incorporated by reference herein. These risks include the following:

•	We have incurred significant operating losses since our inception. We expect to incur losses for the foreseeable future and may never achieve or maintain profitability.

•	Our limited operating history may make it difficult for you to evaluate the success of our business to date and to assess our future viability.

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Even if this offering is successful, we will need substantial additional funding. If we are unable to raise capital when needed, we would be compelled to delay, reduce or eliminate our product development programs or commercialization efforts.

•

If we are not able to obtain, or if there are delays in obtaining, required marketing approvals, we will not be able to commercialize our product candidates, and our ability to generate revenue will be materially impaired. In particular, we may not obtain marketing approval for inebilizumab for the treatment of patients with NMOSD by the June 11, 2020 PDUFA date, or at all. Furthermore, there is no assurance that the scope of the label, if approved, will be consistent with our current expectations regarding the patient population to which we would be permitted to market inebilizumab for the treatment of NMOSD. Any inability to obtain, or delay in obtaining, marketing approval for inebilizumab, which could result from a request by the FDA for additional information or otherwise, could materially adversely impact our business, operations and financial performance.

•

We depend heavily on the success of inebilizumab, VIB4920 and VIB7734, which are in various stages of clinical development. If we are unable to advance our product candidates in clinical development, obtain regulatory approval and ultimately commercialize our product candidates, or experience significant delays in doing so, our business will be materially harmed.

•

The outcome of pre-clinical testing and early clinical trials may not be predictive of the success of later clinical trials, and the results of our clinical trials may not satisfy the requirements of the FDA or comparable foreign regulatory authorities.

•

Clinical drug development involves a lengthy and expensive process, with an uncertain outcome. We may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of our product candidates.

•

If we experience delays or difficulties in the enrollment of patients in clinical trials, development of our product candidates may be delayed or prevented, which would have a material adverse effect on our business.

•

Our product candidates may cause undesirable side effects that could delay or prevent their marketing approval, limit their commercial potential, or result in significant negative consequences following marketing approval, if any.

•	We are reliant on AstraZeneca for a period of time for certain services and for the clinical supplies of our product candidates and the commercial supplies of inebilizumab.

•

We rely on, and expect to continue to rely on, third parties to conduct our clinical trials for our product candidates. If these third parties do not successfully carry out their contractual duties, comply with regulatory requirements or meet expected deadlines, we may not be able to obtain marketing approval for or commercialize our product candidates, and our business could be substantially harmed.

•

The third parties upon which we rely for the supply of source materials, cell cultures and biological products are our sole sources of supply and have limited capacity, and the loss of any of these suppliers could harm our business.

•

Even if any of our product candidates receives marketing approval, it may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success.

•	We face substantial competition, which may result in others discovering, developing or commercializing competing products before or more successfully than we do.

•	The sizes of the patient populations suffering from some of the diseases we are targeting are small and based on estimates that may not be accurate.

•

If we are unable to obtain and maintain intellectual property protection for our technology and products, or if the scope of the intellectual property protection obtained is not sufficiently broad, our competitors could commercialize technology and products similar or identical to ours, and our ability to successfully commercialize our technology and products may be impaired.

•	A pandemic, epidemic, or outbreak of an infectious disease, such as COVID-19, may materially and adversely affect our business and our financial results.

Implications of Being an Emerging Growth Company

We are an emerging growth company as defined in the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year following the fifth anniversary of the date of the completion of the Company’s initial public offering, (2) the last day of the fiscal year in which we have total annual gross revenues of at least $1.07 billion, (3) the date on which we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our common stock held by non-affiliates exceeded $700.0 million as of the last business day of our most recently completed second fiscal quarter or (4) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. As an emerging growth company,

•

we may present only two years of audited financial statements, plus unaudited condensed financial statements for any interim period, and related Management’s Discussion and Analysis of Financial Condition and Results of Operations in this prospectus;

•

we may avail ourselves of the exemption from the requirement to obtain an attestation and report from our auditors on the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

•	we may provide reduced disclosure about our executive compensation arrangements; and

•	we may not require stockholder non-binding advisory votes on executive compensation or golden parachute arrangements.

We have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.

Corporate Information

We were incorporated under the laws of the State of Delaware on December 11, 2017. Our principal executive offices are located at One MedImmune Way, First Floor, Area Two, Gaithersburg, Maryland 20878, and our telephone number is (240) 558-0038. Our website address is www.vielabio.com. The information contained on, or that can be accessed through, our website is not and shall not be deemed to be part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference. Investors should not rely on any such information in deciding whether to purchase our common stock.

“Viela Bio” and our logo are our trademarks. All other service marks, trademarks and trade names appearing in this prospectus are the property of their respective owners. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, these other companies. Solely for convenience, trademarks and tradenames referred to in this prospectus may appear without the ® or ™ symbols, but such references are not intended to indicate in any way that we will not assert, to the fullest extent under applicable law, our rights, or that the applicable owner will not assert its rights, to these trademarks and tradenames.

The Offering

Common stock offered by us	3,000,000 shares

Common stock to be outstanding after this offering	54,012,300 shares

Underwriters’ option to purchase additional shares	The selling stockholders have granted the underwriters a 30-day option to purchase up to 450,000 additional shares of our common stock from the selling stockholders.

Use of proceeds	We estimate the net proceeds that we will receive from this offering will be approximately $169.1 million based on an assumed public offering price of $60.21 per share, which was the last reported sale price of our common stock on The Nasdaq Global Select Market on May 22, 2020, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering to support our activities for the commercialization of inebilizumab for the treatment of NMOSD, if approved; to advance the ongoing clinical development of inebilizumab in other indications and of VIB4920, VIB7734 and other pipeline candidates; and for working capital and other general corporate purposes. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders if the underwriters exercise their option to purchase additional shares. See the “Use of Proceeds” section of this prospectus for additional information.

Risk factors	You should read the “Risk Factors” section of this prospectus beginning on page 15 and other information included or incorporated by reference in this prospectus for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.

The Nasdaq Global Select Market symbol	“VIE”

The number of shares of our common stock to be outstanding after this offering is based on 51,012,300 shares of our common stock outstanding as of March 31, 2020, including 15,000 shares of unvested restricted stock subject to repurchase, and excludes the following:

•

4,537,140 shares of our common stock issuable upon the exercise of outstanding stock options as of March 31, 2020, issued under our Amended and Restated 2018 Equity Incentive Plan, having a weighted-average exercise price of $17.51 per share, of which options to purchase 688,776 shares have vested as of March 31, 2020, having a weighted-average exercise price of $3.07 per share; and

•	1,720,214 shares of common stock reserved for issuance pursuant to future awards under our Amended and Restated 2018 Equity Incentive Plan as of March 31, 2020.

Except as otherwise indicated, all information contained in this prospectus assumes or gives effect to:

•	no exercise by the underwriters of their option to purchase up to an additional 450,000 shares of our common stock from the selling stockholders; and

•	no exercise of the outstanding options described above.

Summary Financial Data

You should read the following summary financial data together with the “Selected Financial Data” section of this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes thereto included in our Annual Report on Form 10-K for the year ended December 31, 2019 and in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, each of which is incorporated by reference herein. We have derived the statements of operations data for the year ended December 31, 2019 from our audited financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2019, which is incorporated by reference herein. We have derived the statements of operations data for the quarters ended March 31, 2020 and 2019 and the balance sheet data as of March 31, 2020 from our unaudited financial statements included in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, which is incorporated by reference herein. Our unaudited interim financial statements were prepared on the same basis as our audited financial statements and, in our opinion, reflect all adjustments, consisting only of normal recurring adjustments, that are necessary for the fair presentation of the financial information in those statements. Our historical results are not necessarily indicative of the results that may be expected in the future and our results for any interim period are not necessarily indicative of results that may be expected for any full year.

Statements of Operations and Comprehensive Loss Data:

	Year Ended December 31,	Three Months Ended March 31, (unaudited)
	2019	2020	2019
	(in thousands, except share and per share data)
Revenue:
License Revenue	$50,000	$—	$—

Total Revenue	50,000	—	—

Operating expenses:
Research and development	104,641	26,829	16,615
General and administrative	35,050	15,282	5,037

Total operating expenses	139,691	42,111	21,652

Loss from operations	(89,691)	(42,111)	(21,652)

Other income:
Interest income	3,262	1,334	676

Total other income	3,262	1,334	676

Net loss	$(86,429)	$(40,777)	$(20,976)

Net loss per share attributable to common stockholders—basic and diluted	$(7.02)	$(0.80)	$(167.38)

Weighted average common shares outstanding—basic and diluted	12,309,231	50,752,998	125,315

Other comprehensive loss
Unrealized gains (losses) on marketable securities, net	$5	$(126)	$—

Total other comprehensive loss	5	(126)	—

Total comprehensive loss	$(86,424)	$(40,903)	$(20,976)

Balance Sheet Data:

	As of March 31, 2020
	Actual (unaudited)	As Adjusted(1)
	(in thousands)
Cash and cash equivalents	$163,575	$332,692
Total assets	343,257	512,374
Working capital(2)	294,469	463,586
Total liabilities	26,836	26,836
Total stockholders’ equity	316,421	485,538

(1)

Gives effect to the issuance and sale by us of 3,000,000 shares of common stock in this offering at an assumed public offering price of $60.21 per share, the last reported sale price of our common stock on the Nasdaq Global Select Market on May 22, 2020, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Such information is illustrative only, and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing. A $1.00 increase (decrease) in the assumed public offering price of $60.21 per share, the last reported sale price of our common stock on the Nasdaq Global Select Market on May 22, 2020, would increase (decrease) the amount of cash and cash equivalents, total assets, working capital and total stockholders’ equity on an as adjusted basis by approximately $2.8 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 1,000,000 shares offered by us would increase (decrease) cash and cash equivalents, total assets, working capital and total stockholders’ equity on an as adjusted basis by approximately $56.6 million, assuming the assumed public offering price of $60.21 per share, the last reported sale price of our common stock on the Nasdaq Global Select Market on May 22, 2020, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(2)	We define working capital as current assets less current liabilities.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, as well as the risks and uncertainties set forth under the heading “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2019, which is incorporated by reference herein, as revised or supplemented by our subsequent quarterly reports on Form 10-Q or our subsequent current reports on Form 8-K that we have filed with the SEC, all of which are incorporated by reference herein, and all of the other information in this prospectus and the documents incorporated by reference herein before deciding whether to purchase shares of our common stock. The risks and uncertainties described below and in the documents incorporated by reference herein are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that affect us. If any of the following risks occur, our business, operating results and prospects could be materially harmed. In that event, the price of our common stock could decline, and you could lose part or all of your investment.

Risks Related to This Offering

The price of our common stock may be volatile and fluctuate substantially, which could result in substantial losses for purchasers of our common stock in this offering.

The market price of shares of our common stock could be subject to wide fluctuations in response to many risk factors listed in this section and many others beyond our control, including:

•	results of nonclinical and clinical trials of our product candidates, including inebilizumab, VIB4920 and VIB7734;

•	results of clinical trials of our competitors’ products;

•	regulatory actions with respect to our products or our competitors’ products, including the approval by the FDA of our BLA for inebilizumab in patients with NMOSD;

•	actual or anticipated fluctuations in our financial condition and operating results;

•	publication of research reports by securities analysts about us or our competitors or our industry;

•	our failure or the failure of our competitors to meet analysts’ projections or guidance that we or our competitors may give to the market;

•	developments or disputes concerning patent applications, issued patents or other proprietary rights;

•	additions and departures of key personnel;

•	strategic decisions by us or our competitors, such as acquisitions, collaborations, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;

•	the passage of legislation or other regulatory developments in the United States and other countries affecting us or our industry;

•	fluctuations in the valuation of companies perceived by investors to be comparable to us;

•	sales of our common stock by us, our insiders or our other stockholders;

•	speculation in the press or investment community;

•	announcement or expectation of additional financing efforts;

•	changes in accounting principles;

•	changes in the structure of healthcare payment systems;

•	terrorist acts, acts of war or periods of widespread civil unrest;

•	natural disasters and other calamities, including the ongoing coronavirus pandemic;

•	overall performance of the equity markets;

•	changes in market conditions for pharmaceutical and biopharmaceutical stocks;

•	changes in general market, industry and economic conditions; and

•	the other factors described in this “Risk Factors” section.

In addition, the stock market has experienced and is currently experiencing significant volatility, particularly with respect to pharmaceutical, biotechnology and other life sciences company stocks. The volatility of pharmaceutical, biotechnology and other life sciences company stocks often does not relate to the operating performance of the companies represented by the stock. In the past, securities class action litigation has often been initiated against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs and divert our management’s attention and resources, and could also require us to make substantial payments to satisfy judgments or to settle litigation.

If you purchase shares of common stock in this offering, you will suffer substantial and immediate dilution of your investment.

You will suffer immediate and substantial dilution in the net tangible book value of the common stock you purchase in this offering. The public offering price of our common stock will be substantially higher than the net tangible book value per share of our common stock. Therefore, if you purchase shares of our common stock in this offering, you will pay a price per share that substantially exceeds our net tangible book value per share after this offering. Based on an assumed public offering price of $60.21 per share, which was the last reported sale price of our common stock on The Nasdaq Global Select Market on May 22, 2020, you will experience immediate dilution of $51.22 per share, representing the difference between our as adjusted net tangible book value per share as of March 31, 2020, after giving effect to this offering, and the assumed public offering price.

In the past, we issued options and other securities to acquire common stock at prices significantly below the public offering price. To the extent these outstanding securities are ultimately exercised, investors purchasing common stock in this offering will sustain further dilution. See the “Dilution” section of this prospectus for a more detailed description of the dilution to investors participating in the offering.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively, which could affect our results of operations and cause our stock price to decline.

Our management will have broad discretion in the application of the net proceeds from this offering, including for any of the purposes described in the “Use of Proceeds” section of this prospectus and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Our management could spend the net proceeds from this offering in ways that do not improve our results of operations or enhance the value of our common stock. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business, cause the price of our common stock to decline and delay the development of our product candidates. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference herein contain forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts contained in this prospectus and the documents incorporated by reference herein are forward-looking statements. In some cases, you can identify forward-looking statements by words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “target,” “will,” “would,” or the negative of these words or other comparable terminology. These forward-looking statements include, but are not limited to, statements about:

•	our use of the net proceeds from this offering;

•	our ability to obtain and maintain regulatory approval of inebilizumab and/or our other product candidates;

•	our ability to successfully commercialize and market inebilizumab and/or our other product candidates, if approved;

•	our ability to contract with third-party suppliers, manufacturers and other service providers and their ability to perform adequately;

•	the potential market size, opportunity and growth potential for inebilizumab and/or our other product candidates, if approved;

•	our ability to build our own sales and marketing capabilities, or seek collaborative partners, to commercialize inebilizumab and/or our other product candidates, if approved;

•	our ability to obtain funding for our operations;

•	the initiation, timing, progress and results of our pre-clinical studies and clinical trials, and our research and development programs;

•	our ability to retain the continued service of our key professionals and to identify, hire and retain additional qualified professionals;

•	our ability to advance product candidates into, and successfully complete, clinical trials;

•	our ability to recruit and enroll suitable patients in our clinical trials;

•	the timing or likelihood of the accomplishment of various scientific, clinical, regulatory filings and approvals and other product development objectives;

•	the pricing and reimbursement of our product candidates, if approved;

•	the degree of market acceptance of inebilizumab and/or our other product candidates by physicians, patients, third-party payors and others in the medical community;

•	the rate and degree of market acceptance of our product candidates, if approved;

•	the implementation of our business model, strategic plans for our business, product candidates and technology;

•	the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and technology;

•	developments relating to our competitors and our industry;

•	the accuracy of our estimates regarding expenses, capital requirements and needs for additional financing;

•

the development of major public health concerns, including the novel coronavirus outbreak or other pandemics arising globally, and the current and future impact of it and COVID-19 on our clinical trials, business operations and funding requirements; and

•	our financial performance.

These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the “Risk Factors” section and elsewhere in this prospectus and in the documents incorporated by reference herein. Moreover, we operate in a very competitive and rapidly changing environment, and new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus and in the documents incorporated by reference herein may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable as of the date of this prospectus, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to new information, actual results or to changes in our expectations, except as required by law.

You should read this prospectus, the documents incorporated by reference herein and the documents that we reference in this prospectus and have filed with the Securities and Exchange Commission, or SEC, as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance, and events and circumstances may be materially different from what we expect.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $169.1 million from the sale of the shares of our common stock in this offering, based on an assumed public offering price of $60.21 per share, which was the last reported sale price of our common stock on The Nasdaq Global Select Market on May 22, 2020, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of common stock by the selling stockholders if the underwriters exercise their option to purchase additional shares.

Each $1.00 increase (decrease) in the assumed public offering price of $60.21 per share, which was the last reported sale price of our common stock on The Nasdaq Global Select Market on May 22, 2020, would increase (decrease) the net proceeds to us from this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, by approximately $2.8 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. We may also increase or decrease the number of shares we are offering. An increase (decrease) of 1.0 million in the number of shares offered by us at the assumed public offering price would increase (decrease) the net proceeds to us from this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, by approximately $56.6 million.

We intend to use the net proceeds from the offering to support our activities for the commercialization of inebilizumab for the treatment of NMOSD, if approved; to advance the ongoing clinical development of inebilizumab in other indications and of VIB4920, VIB7734 and other pipeline candidates; and for working capital and other general corporate purposes.

We believe opportunities may exist from time to time to expand our current business through acquisitions or in-licenses of complementary companies, medicines or technologies. While we have no current agreements, commitments or understandings for any specific acquisitions or in-licenses at this time, we may use a portion of the net proceeds for these purposes.

We believe that the net proceeds from this offering, together with our existing cash and cash equivalents, will enable us to fund our operating expenses and capital expenditure requirements into 2023. We have based this estimate on assumptions that may prove to be incorrect, and we could use our available capital resources sooner than we currently expect. We may satisfy our future cash needs through the sale of equity securities, debt financings, working capital lines of credit, corporate collaborations or license agreements, grant funding, interest income earned on invested cash balances or a combination of one or more of these sources.

Although we currently anticipate that we will use the net proceeds from this offering as described above, there may be circumstances where a reallocation of funds is necessary. Due to the uncertainties inherent in the product development process, it is difficult to estimate with certainty the exact amounts of the net proceeds from this offering that may be used for the above purposes. The amounts and timing of our actual expenditures will depend upon numerous factors, including our sales and marketing and commercialization efforts, demand for our products, if approved, our operating costs and the other factors described under the “Risk Factors” section of this prospectus and in the section titled “Risk Factors” included in our Annual Report on Form 10-K for the year ended December 31, 2019, which is incorporated by reference herein, as revised or supplemented by our subsequent quarterly reports on Form 10-Q or our subsequent current reports on Form 8-K that we have filed with the SEC, all of which are incorporated by reference herein. Accordingly, our management will have flexibility in applying the net proceeds from this offering. In addition, we might decide to postpone or not pursue clinical trials or pre-clinical activities if the net proceeds from this offering and the other sources of cash are less than expected. An investor will not have the opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use the proceeds.

Pending their use as described above, we plan to invest the net proceeds in short-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or guaranteed obligations of the U.S. government.

DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and future earnings, if any, for use in the operation of our business and do not anticipate paying any cash dividends on our common stock in the foreseeable future. Any future determination to declare and pay dividends will be made at the discretion of our board of directors and will depend on various factors, including applicable laws, our results of operations, our financial condition, our capital requirements, general business conditions, our future prospects and other factors that our board of directors may deem relevant. Our ability to pay cash dividends on our capital stock in the future may also be limited by the terms of any preferred securities we may issue or agreements governing any indebtedness we may incur. Investors should not purchase our common stock with the expectation of receiving cash dividends.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2020 as follows:

•	on an actual basis;

•

on an as adjusted basis to reflect the issuance and sale by us of 3,000,000 shares of our common stock in this offering, at an assumed public offering price of $60.21 per share, which was the last reported sale price of our common stock on The Nasdaq Global Select Market on May 22, 2020, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Our capitalization following the completion of this offering will be adjusted based on the actual public offering price and other terms of the offering determined at pricing. You should read this information together with the information set forth under “Selected Financial Data” in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our unaudited financial statements and the related notes included in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, which is incorporated by reference herein.

	As of March 31, 2020
	Actual (unaudited)	As adjusted(1)
	(in thousands, except share data)
Cash and cash equivalents	$163,575	$332,692

Preferred stock, $0.001 par value; 5,000,000 shares authorized, actual and as adjusted, no shares issued and outstanding, actual and as adjusted	—	—
Common stock, $0.001 par value; 200,000,000 shares authorized, actual and as adjusted, 51,012,300(2) shares issued and outstanding, actual; 54,012,300 (2) shares issued and outstanding, as adjusted	51	54
Additional paid-in capital	633,967	803,081
Accumulated other comprehensive (loss)	(121)	(121)
Accumulated deficit	(317,476)	(317,476)

Total stockholders’ equity	316,421	485,538

Total capitalization	$316,421	$485,538

(1)

The as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing. Each $1.00 increase or decrease in the assumed public offering of $60.21 per share, which is the last reported sale price of our common stock on The Nasdaq Global Select Market on May 22, 2020, would increase or decrease, as applicable, the as adjusted amount of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $2.8 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase or decrease of 1.0 million shares offered by us would increase or decrease, as applicable, the as adjusted amount of each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $56.6 million, assuming that the assumed public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(2)	Includes 15,000 shares of unvested restricted stock subject to repurchase.

The number of shares of our common stock outstanding as of March 31, 2020 excludes the following:

•

4,537,140 shares of our common stock issuable upon the exercise of outstanding stock options as of March 31, 2020, issued under our Amended and Restated 2018 Equity Incentive Plan, having a weighted-average exercise price of $17.51 per share, of which options to purchase 688,776 shares have vested as of March 31, 2020, having a weighted-average exercise price of $3.07 per share; and

•	1,720,214 shares of common stock reserved for issuance pursuant to future awards under our Amended and Restated 2018 Equity Incentive Plan as of March 31, 2020.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the public offering price per share of our common stock in this offering and the as adjusted net tangible book value per share of our common stock immediately after the closing of this offering.

As of March 31, 2020, our historical net tangible book value was $316.4 million, or $6.20 per share of common stock. Our historical net tangible book value per share is equal to our total tangible assets, less total liabilities, divided by the number of outstanding shares of our common stock as of March 31, 2020, including shares of unvested restricted stock subject to repurchase. After giving effect to the sale of 3,000,000 shares of common stock in this offering at an assumed public offering price of $60.21 per share, which was the last reported sale price of our common stock on The Nasdaq Global Select Market on May 22, 2020, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value as of March 31, 2020 would have been $485.5 million, or $8.99 per share of common stock. This amount represents an immediate increase in as adjusted net tangible book value of $2.79 per share to our existing stockholders and an immediate dilution of $51.22 per share to investors participating in this offering. We determine dilution per share to investors participating in this offering by subtracting as adjusted net tangible book value per share after this offering from the assumed public offering price per share paid by investors participating in this offering.

The following table illustrates this per share dilution to investors participating in this offering:

Assumed public offering price per share of our common stock		$60.21
Historical net tangible book value per share of our common stock as of March 31, 2020, before giving effect to this offering	$6.20
Increase in net tangible book value per share attributable to investors participating in this offering	2.79

As adjusted net tangible book value per share of our common stock after giving effect to this offering		8.99

Dilution per share of common stock to investors participating in this offering		$51.22

The as adjusted dilution information discussed above is illustrative only and will change based on the actual public offering price and other terms of this offering determined at pricing. Each $1.00 increase (decrease) in the assumed public offering price of $60.21 per share, which was the last reported sale price of our common stock on The Nasdaq Global Select Market on May 22, 2020, would increase (decrease) the as adjusted net tangible book value per share by $0.05 per share and the dilution per share to investors participating in this offering by $0.95 per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. A 1.0 million share increase in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase the as adjusted net tangible book value per share by $0.87 and decrease the dilution per share to new investors participating in this offering by $(0.87), assuming the assumed public offering price of $60.21 per share, which was the last reported sale price of our common stock on The Nasdaq Global Select Market on May 22, 2020, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. A 1.0 million share decrease in the number of shares offered by us, as set forth on the cover page of this prospectus, would decrease the as adjusted net tangible book value per share after this offering by $(0.90) and increase the dilution per share to new investors participating in this offering by $0.90, assuming the assumed public offering price of $60.21 per share, which was the last reported sale price of our common stock on The Nasdaq Global Select Market on May 22, 2020, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The number of shares of our common stock to be outstanding after this offering is based on 51,012,300 shares of our common stock outstanding as of March 31, 2020, including 15,000 shares of unvested restricted stock subject to repurchase, and excludes the following:

•

4,537,140 shares of our common stock issuable upon the exercise of outstanding stock options as of March 31, 2020, issued under our Amended and Restated 2018 Equity Incentive Plan, having a weighted-average exercise price of $17.51 per share, of which options to purchase 688,776 shares have vested as of March 31, 2020, having a weighted-average exercise price of $3.07 per share; and

•	1,720,214 shares of common stock reserved for issuance pursuant to future awards under our Amended and Restated 2018 Equity Incentive Plan as of March 31, 2020.

To the extent that any options are exercised, new options or other securities are issued under our equity incentive plans, or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering. In addition, we may choose to raise additional capital because of market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of such securities could result in further dilution to our stockholders.

SELECTED FINANCIAL DATA

You should read the following selected financial data together with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes thereto included in our Annual Report on Form 10-K for the year ended December 31, 2019 and in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, each of which is incorporated by reference herein. We have derived the statements of operations data for the year ended December 31, 2019, and the balance sheet data as of December 31, 2019 from our audited financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2019, which is incorporated by reference herein. We have derived the statements of operations data for the quarters ended March 31, 2020 and 2019 and the balance sheet data as of March 31, 2020 from our unaudited financial statements included in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, which is incorporated by reference herein. Our unaudited interim financial statements were prepared on the same basis as our audited financial statements and, in our opinion, reflect all adjustments, consisting only of normal recurring adjustments, that are necessary for the fair presentation of the financial information in those statements. Our historical results are not necessarily indicative of the results that may be expected in the future.

Statements of Operations and Comprehensive Loss Data:

	Year Ended December 31,	Three Months Ended March 31, (unaudited)
	2019	2020	2019
	(in thousands, except share and per share data)
Revenue:
License Revenue	$50,000	$—	$—

Total Revenue	50,000	—	—

Operating expenses:
Research and development	104,641	26,829	16,615
General and administrative	35,050	15,282	5,037

Total operating expenses	139,691	42,111	21,652

Loss from operations	(89,691)	(42,111)	(21,652)

Other income:
Interest income	3,262	1,334	676

Total other income	3,262	1,334	676

Net loss	$(86,429)	$(40,777)	$(20,976)

Net loss per share attributable to common stockholders—basic and diluted	$(7.02)	$(0.80)	$(167.38)

Weighted average common shares outstanding—basic and diluted	12,309,231	50,752,998	125,315

Other comprehensive loss
Unrealized gains (losses) on marketable securities, net	$5	$(126)	$—

Total other comprehensive loss	5	(126)	—

Total comprehensive loss	$(86,424)	$(40,903)	$(20,976)

Balance Sheet Data:

	As of December 31, 2019	As of March 31, 2020 (unaudited)
	Actual	Actual	As Adjusted(1)
		(in thousands)
Cash and cash equivalents	$200,851	$163,575	$332,692
Total assets	384,054	343,257	512,374
Working capital(2)	321,495	294,469	463,586
Total liabilities	29,543	26,836	26,836
Total stockholders’ equity	354,511	316,421	485,538

(1)

Gives effect to the issuance and sale by us of 3,000,000 shares of common stock in this offering at an assumed public offering price of $60.21 per share, the last reported sale price of our common stock on the Nasdaq Global Select Market on May 22, 2020, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Such information is illustrative only, and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing. A $1.00 increase (decrease) in the assumed public offering price of $60.21 per share, the last reported sale price of our common stock on the Nasdaq Global Select Market on May 22, 2020, would increase (decrease) the amount of cash and cash equivalents, total assets, working capital and total stockholders’ equity on an as adjusted basis by approximately $2.8 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 1,000,000 shares offered by us would increase (decrease) cash and cash equivalents, total assets, working capital and total stockholders’ equity on an as adjusted basis by approximately $56.6 million, assuming the assumed public offering price of $60.21 per share, the last reported sale price of our common stock on the Nasdaq Global Select Market on May 22, 2020, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(2)	We define working capital as current assets less current liabilities.

DESCRIPTION OF CAPITAL STOCK

General

Our authorized capital stock consists of 200,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share, all of which is undesignated. As of March 31, 2020, there were 51,012,300 shares of our common stock issued and outstanding, including 15,000 shares of unvested restricted stock subject to repurchase. As of March 31, 2020, we had approximately 58 record holders of our capital stock.

The following description of our capital stock and provisions of our third amended and restated certificate of incorporation and amended and restated bylaws are summaries of material terms and provisions and are qualified by reference to our third amended and restated certificate of incorporation and amended and restated bylaws, copies of which have been filed with the SEC as exhibits to the registration statement of which this prospectus is a part.

Common Stock

We are authorized to issue one class of common stock. Holders of our common stock are entitled to one vote for each share of common stock held of record for the election of directors and on all matters submitted to a vote of stockholders. Holders of our common stock are entitled to receive dividends ratably, if any, as may be declared by our board of directors out of legally available funds, subject to any preferential dividend rights of any preferred stock then outstanding. Upon our dissolution, liquidation or winding up, holders of our common stock are entitled to share ratably in our net assets legally available after the payment of all our debts and other liabilities, subject to the preferential rights of any preferred stock then outstanding. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future. Except as described under the “—Anti-Takeover Effects of Delaware Law, Our Third Amended and Restated Certificate of Incorporation and Our Amended and Restated Bylaws” section of this prospectus, a majority vote of the holders of common stock is generally required to take action under our third amended and restated certificate of incorporation and amended and restated bylaws.

Preferred Stock

As of March 31, 2020, there were no shares of preferred stock outstanding. Our board of directors is authorized, without action by our stockholders, to designate and issue up to an aggregate of 5,000,000 shares of preferred stock in one or more series. Our board of directors can designate the rights, preferences and privileges of the shares of each series and any of their qualifications, limitations or restrictions. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible future financings and acquisitions and other corporate purposes could, under certain circumstances, have the effect of restricting dividends on our common stock, diluting the voting power of our common stock, impairing the liquidation rights of our common stock, or delaying, deferring or preventing a change in control of our company, which might harm the market price of our common stock. See also the “—Anti-Takeover Effects of Delaware Law, Our Third Amended and Restated Certificate of Incorporation and Our Amended and Restated Bylaws” section of this prospectus.

Stock Options

As of March 31, 2020, options to purchase 4,537,140 shares of our common stock were outstanding at a weighted average exercise price of $17.51.

Restricted Stock

As of March 31, 2020, 15,000 shares of restricted stock were outstanding.

Registration Rights

Amended and Restated Investors’ Rights Agreement

In connection with our Series B financing in June 2019, we entered into an amended and restated investors’ rights agreement, dated as of June 12, 2019, with certain of our stockholders, including our principal stockholders and entities affiliated with certain of our directors, pursuant to which these stockholders have registration rights with respect to certain issuances of our capital stock. The registration rights include the right to demand that we file a registration statement or request that their shares be covered by a registration statement that we have otherwise filed, subject, in each case, to certain exceptions.

Demand Registration Rights

The holders of at least 30% of registrable securities then outstanding under the investors’ rights agreement may require us to file a registration statement under the Securities Act on a Form S-1 at our expense, subject to certain exceptions, with respect to the resale of their registrable shares, and we are required to use commercially reasonable efforts to effect the registration. We are obligated to effect no more than three registrations on Form S-1. Any time after we are eligible to use a registration statement under the Securities Act on Form S-3, the holders of at least 10% of our registrable securities under the investors’ rights agreement may require us to file a registration statement on Form S-3 at our expense, subject to certain exceptions, with respect to the resale of their registrable shares, and we are required to use commercially reasonable efforts to effect the registration. We are obligated to effect no more than two S-3 registration statements in any twelve month period.

Piggyback Registration Rights

If we propose to file a registration statement under the Securities Act for the purposes of a public offering of our securities (including, but not limited to, registration statements relating to a secondary offering of our securities but excluding (i) a registration statement relating to any employee benefit plan or (ii) with respect to any corporate reorganization or transaction under Rule 145 of the Securities Act, any registration statements related to the issuance or resale of securities issued in such a transaction or (iii) a registration related to stock issued upon conversion of debt securities), the holders of registrable securities are entitled to receive notice of such registration and to request that we include their registrable securities for resale in the registration statement. The underwriters of the offering will have the right to limit the number of shares to be included in such registration.

Expenses of Registration

We will pay all registration expenses, other than underwriting discounts and commissions, related to any demand or piggyback registration. The amended and restated investors’ rights agreement contains customary cross-indemnification provisions, pursuant to which we are obligated to indemnify the selling stockholders, in the event of misstatements or omissions in the registration statement attributable to us except in the event of fraud, and they are obligated to indemnify us for misstatements or omissions attributable to them.

Expiration of Registration Rights

The registration rights will terminate upon the earliest to occur of the closing of certain liquidation events, such time when all of the holder’s registrable securities may be sold without limitation (and without the requirement for us to be in compliance with the current public information requirement) under Rule 144 of the Securities Act and the fifth anniversary of the closing date of our initial public offering.

Anti-Takeover Effects of Delaware Law, Our Third Amended and Restated Certificate of Incorporation and Our Amended and Restated Bylaws

Our third amended and restated certificate of incorporation and amended and restated bylaws include a number of provisions that may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include the items described below.

Board Composition and Filling Vacancies

In accordance with our third amended and restated certificate of incorporation, our board of directors is divided into three classes serving three-year terms, with one class being elected each year. Our third amended and restated certificate of incorporation also provides that directors may be removed only for cause and then only by the affirmative vote of the holders of 75% or more of the shares then entitled to vote at an election of directors. Furthermore, any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of our board of directors, is only be able to be filled by the affirmative vote of a majority of our directors then in office, even if less than a quorum.

No Written Consent of Stockholders

Our third amended and restated certificate of incorporation provides that all stockholder actions are required to be taken by a vote of the stockholders at an annual or special meeting, and that stockholders may not take any action by written consent in lieu of a meeting.

Meetings of Stockholders

Our amended and restated bylaws provide that only a majority of the members of our board of directors then in office may call special meetings of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. Our amended and restated bylaws limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.

Advance Notice Requirements

Our amended and restated bylaws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days or more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. The notice must contain certain information specified in our amended and restated bylaws. These provisions may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

Amendment to Bylaws and Certificate of Incorporation

As required by the Delaware General Corporation Law, any amendment of our amended and restated certificate of incorporation must first be approved by a majority of our board of directors and, if required by law or our third amended and restated certificate of incorporation, thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment, and a majority of the outstanding shares of each class entitled to vote thereon as a class, except that the amendment of the provisions relating to stockholder action, directors, limitation of liability, exclusive jurisdiction of Delaware Courts and the amendment of our amended and restated bylaws and third amended and restated certificate of incorporation must be approved by not less than 75% of the outstanding shares entitled to vote on the amendment, and not less than 75% of the outstanding shares of each class entitled to vote thereon as a class. Our amended and restated bylaws may be amended by the affirmative vote of a majority of the directors then in office, subject to any limitations set forth in the amended and restated bylaws; and may also be amended by the affirmative vote of at least 75% of the outstanding shares entitled to vote on the amendment, or, if the board of directors recommends that the stockholders approve the amendment, by the affirmative vote of the majority of the outstanding shares entitled to vote on the amendment, in each case voting together as a single class.

Blank Check Preferred Stock

Our third amended and restated certificate of incorporation provides for 5,000,000 authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in the best interests of us or our stockholders, our board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, our third amended and restated certificate of incorporation grants our board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring or preventing a change in control of us.

Section 203 of the Delaware General Corporation Law

We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s voting stock.

Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•	before the stockholder became interested, the board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or

•

at or after the time the stockholder became interested, the business combination was approved by the board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its amended and restated certificate of incorporation or amended and restated bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. We have not opted out of these provisions. As a result, mergers or other takeover or change in control attempts of us may be discouraged or prevented.

Exclusive Jurisdiction of Certain Actions

Our third amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) will be the sole and exclusive forum for any state law claim for: (1) any derivative action or proceeding brought on our behalf; (2) any action asserting a claim of breach of a fiduciary duty or other wrongdoing by any of our directors, officers, employees or agents to us or our stockholders; (3) any action asserting a claim against us arising pursuant to any provision of the Delaware General Corporation Law or our third amended and restated certificate of incorporation or amended and restated bylaws; (4) any action to interpret, apply, enforce or determine the validity of our third amended and restated certificate of incorporation or amended and restated bylaws or (5) any action asserting a claim governed by the internal affairs doctrine. The choice of forum provision does not apply to any actions arising under the Securities Act or the Exchange Act.

The Nasdaq Global Select Market Listing

Our common stock is listed on The Nasdaq Global Select Market under the trading symbol “VIE.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC. The transfer agent and registrar’s address is 6201 15th Avenue, Brooklyn, New York 11219.

SELLING STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of March 31, 2020 by each selling stockholder. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. We deem shares of common stock that may be acquired by an individual or group within 60 days of March 31, 2020 pursuant to the exercise of options to be outstanding for the purpose of computing the percentage ownership of such individual or group, but those shares are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table. Except as indicated in footnotes to this table, we believe that the stockholders named in this table have sole voting and investment power with respect to all shares of common stock shown to be beneficially owned by them based on information provided to us by these stockholders. Percentage of ownership prior to the offering is based on 51,012,300 shares of common stock outstanding on March 31, 2020.

The selling stockholders identified below have granted a 30-day option to the underwriters to purchase up to an aggregate of 450,000 additional shares of common stock at the public offering price less underwriting discounts and commissions.

Name of Selling Stockholder	Shares Beneficially Owned Prior to Offering		Number of Shares to be sold if Underwriters’ Option is Exercised in Full	Shares Beneficially Owned After Offering if Underwriters’ Option is Exercised in Full
	Number	Percentage		Number	Percentage
Boundless Meadow Limited (1)	8,982,353	17.6%	300,000	8,682,353	16.1%
6 Dimensions Capital, L.P. (2)	4,124,118	8.1%	142,500	3,981,618	7.4%
6 Dimensions Affiliate Fund, L.P. (3)	217,059	* %	7,500	209,559	*

*	Represents beneficial ownership of less than 1% of the outstanding shares of our common stock.

(1)

Consists of (i) 8,682,353 shares of common stock held by Boundless Meadow Limited and (ii) 300,000 shares of common stock held by Boyu Capital Opportunities Master Fund. Boundless Meadow Limited is wholly owned by Boyu Capital Fund III, L.P., whose general partner is Boyu Capital General Partner III, L.P. The general partner of Boyu Capital General Partner III, L.P. is Boyu Capital General Partner III, Ltd., which is in turn ultimately controlled by Mr. Xiaomeng Tong. Boyu Capital Investment Management Ltd. holds all of the management shares of Boyu Capital Opportunities Master Fund and Boyu Capital Investment Management Ltd. is ultimately controlled by Mr. Xiaomeng Tong. The address of Boundless Meadow Limited is c/o Boyu Capital Advisory Co. Limited, Suite 1518, Two Pacific Place, 88 Queensway, Hong Kong. The address of Boyu Capital Opportunities Master Fund is c/o Boyu Capital Investment Management Co., Limited, Suite 1501, Two Pacific Place, 88 Queensway, Hong Kong.

(2)

The general partner of each of 6 Dimensions Capital, L.P. and 6 Dimensions Affiliate Fund, L.P. is 6 Dimensions Capital GP, LLC, which is in turn ultimately controlled by Dr. Chen Lian Yong (Leon). The address of 6 Dimensions Capital, L.P. is Unit 6706, 67/F, The Center, 99 Queen’s Road Central, Central, Hong Kong.

(3)

The general partner of each of 6 Dimensions Capital, L.P. and 6 Dimensions Affiliate Fund, L.P. is 6 Dimensions Capital GP, LLC, which is in turn ultimately controlled by Dr. Chen Lian Yong (Leon). The address of 6 Dimension Affiliates Fund, L.P. is Unit 6706, 67/F, The Center, 99 Queen’s Road Central, Central, Hong Kong.

MATERIAL U.S. FEDERAL INCOME AND

ESTATE TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income tax consequences of the ownership and disposition of our common stock to Non-U.S. Holders (defined below), but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed or subject to differing interpretations, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those set forth below. We have not sought and will not seek any ruling from the Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This summary also does not address the tax considerations arising under the laws of any U.S. state or local or any non-U.S. jurisdiction, the 3.8% Medicare tax on net investment income or any alternative minimum tax consequences. In addition, this discussion does not address tax considerations applicable to a Non-U.S. Holder’s particular circumstances or to a Non-U.S. Holder that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies or other financial institutions;

•	tax-exempt or government organizations;

•	brokers of or dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons that own, or are deemed to own, more than five percent of our capital stock;

•	certain U.S. expatriates, citizens or former long-term residents of the United States;

•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction,” synthetic security, other integrated investment, or other risk reduction transaction;

•	persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, for investment purposes);

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	real estate investment trusts or regulated investment companies;

•	pension plans;

•	pass-through entities such as partnerships, S corporations, disregarded entities for federal income tax purposes and limited liability companies (and investors therein);

•	persons for whom our stock constitutes “qualified small business stock” within the meaning of Section 1202 of the Code or as “Section 1244 stock” for purposes of Section 1244 of the Code;

•	integral parts or controlled entities of foreign sovereigns;

•	tax-qualified retirement plans;

•	controlled foreign corporations;

•	passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax; or

•	persons that acquire our common stock as compensation for services.

In addition, if a partnership, including any entity or arrangement classified as a partnership for U.S. federal income tax purposes, holds our common stock, the tax treatment of a partner generally will depend on the status of the partner the activities of the partnership, and certain determinations made at the partner level. Accordingly, partnerships that hold our common stock, and partners in such partnerships, should consult their tax advisors regarding the U.S. federal income tax consequences to them of the purchase, ownership, and disposition of our common stock.

You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under the U.S. federal estate or gift tax rules or under the laws of any U.S. state or local or any non-U.S. or other taxing jurisdiction or under any applicable tax treaty.

Definition of a Non-U.S. Holder

For purposes of this summary, a “Non-U.S. Holder” is any beneficial owner of our common stock that is not a “U.S. person,” and is not a partnership, or an entity disregarded from its owner, each for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following: (i) an individual who is a citizen or resident of the United States; (ii) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia; (iii) an estate, the income of which is subject to U.S. federal income tax regardless of its source; or (iv) a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes.

Distributions

As discussed under the “Dividend Policy” section of this prospectus, we do not anticipate paying any dividends on our capital stock in the foreseeable future. If we make distributions on our common stock, those payments will constitute dividends for U.S. income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce a Non-U.S. Holder’s basis in our common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described in the “—Gain on Sale or Other Disposition of Common Stock” section of this prospectus. Any such distributions would be subject to the discussions below regarding back-up withholding and FATCA.

Subject to the discussion below on effectively connected income, any dividend paid to a Non-U.S. Holder generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. In order to receive a reduced treaty rate, a Non-U.S. Holder must provide us or our agent with an IRS Form W-8BEN (generally including a U.S. taxpayer identification number), IRS Form W-8-BEN-E or another appropriate version of IRS Form W-8 (or a successor form), which must be updated periodically, and which, in each case, must certify qualification for the reduced rate. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

Dividends paid to a Non-U.S. Holder that are effectively connected with the Non-U.S. Holder’s conduct of a U.S. trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment maintained by the Non-U.S. Holder in the

United States) generally are exempt from the withholding tax described above. In order to obtain this exemption, the Non-U.S. Holder must provide the applicable withholding agent with an IRS Form W-8ECI or successor form or other applicable IRS Form W-8 certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits, subject to an applicable income tax treaty providing otherwise. In addition, if you are Non-U.S. Holder that is a corporation, dividends you receive that are effectively connected with your conduct of a U.S. trade or business (and, if an income tax treaty applies, are attributable to a permanent establishment maintained by the you in the United States) may also be subject to a branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items.

If you are eligible for a reduced rate of withholding tax pursuant to a tax treaty, you may be able to obtain a refund of any excess amounts currently withheld if you timely file an appropriate claim for refund with the IRS.

Gain on Sale or Other Disposition of Common Stock

Subject to the discussion below regarding backup withholding and FATCA, a Non-U.S. Holder generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if an income tax treaty applies, the gain is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States), in which case the Non-U.S. Holder will be required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates, and for a Non-U.S. Holder that is a corporation, such Non-U.S. Holder may be subject to the branch profits tax at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items;

•

the Non-U.S. Holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met, in which case the Non-U.S. Holder will be required to pay a flat 30% tax on the gain derived from the sale, which tax may be offset by U.S. source capital losses (even though the Non-U.S. Holder is not considered a resident of the United States) (subject to applicable income tax or other treaties) provided that the Non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses; or

•

our common stock constitutes a U.S. real property interest by reason of our status as a U.S. real property holding corporation, or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the Non-U.S. Holder’s holding period for our common stock. Generally, a corporation is a USRPHC only if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We believe we are not currently and do not anticipate becoming a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of our common stock will not be subject to U.S. federal income tax as long as our common stock is regularly traded on an established securities market, as defined by applicable Treasury Regulations, and such Non-U.S. Holder does not, actually or constructively, hold more than five percent of our common stock at any time during the applicable period that is specified in the Code. If the foregoing exception does not apply, then if we are or were to become a USRPHC a purchaser may be required to withhold 15% of the proceeds payable to a Non-U.S. Holder from a sale of our common stock and such Non-U.S. Holder generally will be taxed on its net gain derived from the disposition at the graduated U.S. federal income tax rates applicable to United States persons (as defined in the Code).

Backup Withholding and Information Reporting

Generally, we must file information returns annually to the IRS in connection with any dividends on our common stock paid to a Non-U.S. Holder, regardless of whether any tax was actually withheld. A similar report will be sent to the Non-U.S. Holder. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in the Non-U.S. Holder’s country of residence.

Payments of dividends or of proceeds on the disposition of stock made to a Non-U.S. Holder may be subject to additional information reporting and backup withholding at a current rate of 24% unless such Non-U.S. Holder establishes an exemption, for example by properly certifying its non-U.S. status on an IRS Form W-8BEN, IRS Form W-8BEN-E, IRS Form W-8ECI, or another appropriate version of IRS Form W-8 (or a successor form). Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that a holder is a U.S. person.

Backup withholding is not an additional tax; rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Foreign Account Tax Compliance Act

The Foreign Account Tax Compliance Act, or FATCA, imposes withholding tax on certain types of payments made to foreign financial institutions and certain other non-U.S. entities. FATCA imposes a 30% withholding tax on certain payments made to a “foreign financial institution” or to certain “non-financial foreign entities” (each as defined in the Code), unless (i) the foreign financial institution undertakes certain diligence and reporting obligations, (ii) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (i) above, it must enter into an agreement with the U.S. Treasury requiring, among other things, that it undertake to identify accounts held by “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. If the country in which a payee is resident has entered into an “intergovernmental agreement” with the United States regarding FATCA, that agreement may permit the payee to report to that country rather than to the U.S. Department of the Treasury. FATCA currently applies to dividends paid on our common stock. The U.S. Treasury Department recently released proposed regulations under FATCA providing for the elimination of the federal withholding tax of 30% applicable to gross proceeds of a sale or other disposition of our common stock. Under these proposed Treasury Regulations (which may be relied upon by taxpayers prior to finalization), FATCA will not apply to gross proceeds from sales or other dispositions of our common stock.

Prospective investors should consult their own tax advisors regarding the possible impact of these rules on their investment in our common stock, and the possible impact of these rules on the entities through which they hold our common stock, including, without limitation, the process and deadlines for meeting the applicable requirements to prevent the imposition of this 30% withholding tax under FATCA.

Federal Estate Tax

Common stock owned (or treated as owned) by an individual who is not a citizen or a resident of the United States (as defined for U.S. federal estate tax purposes) at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes unless an applicable estate or other tax treaty provides otherwise, and therefore may be subject to U.S. federal estate tax.

THE PRECEDING DISCUSSION OF U.S. FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

UNDERWRITING

We, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Morgan Stanley & Co. LLC, Goldman Sachs & Co. LLC and Cowen and Company, LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Morgan Stanley & Co. LLC
Goldman Sachs & Co. LLC
Cowen and Company, LLC
Guggenheim Securities, LLC

Total	3,000,000

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The selling stockholders have granted the underwriters an option, exercisable for 30 days from the date of this prospectus, to buy up to an additional 450,000 shares from the selling stockholders. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above. We will receive no proceeds from the sale of common stock by the selling stockholders to the underwriters as part of this option.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us and the selling stockholders.

	Paid by the Company	Paid by the Selling Stockholders with Full Option Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will be offered at the public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $                 per share from the public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

We and our officers, directors and certain of our affiliated stockholders, which includes the selling stockholders but does not include AstraZeneca UK Limited, have agreed with the underwriters, subject to certain exceptions, not to (i) offer, sell, contract to sell, pledge, grant any option to purchase, lend or otherwise dispose of any shares of our common stock, or any options or warrants to purchase any shares of our common stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of our common stock, whether now owned or hereinafter acquired, owned directly by each such person or entity (including holding as custodian) or with respect to which such person or entity has beneficial ownership within the rules and regulations of the SEC, (ii) engage in any hedging or other transaction or arrangement (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) which is designed to or which reasonably could be expected to lead to or result in a sale, loan, pledge or other disposition (whether by such person or entity or someone other than such person or entity), or transfer of any of the economic consequences of ownership, in whole or in part, directly or indirectly, of the securities owned by such person or entity, whether any such transaction or arrangement (or instrument provided for thereunder) described in clause (i) or (ii) above would be settled by delivery of common stock or other securities, in cash or otherwise, or (iii) otherwise publicly announce any intention to engage in or cause any action or activity described in clause (i) above or transaction or arrangement described in clause (ii) above, or exercise any right with respect to the registration of shares of our common stock, in each such case during the period from the date of this prospectus continuing through the date 45 days after the date of this prospectus with respect to our officers, directors and affiliated holders and 60 days after the date of this prospectus with respect to us.

The restrictions described in the immediately preceding paragraph do not apply to our directors, officers and stockholders with respect to:

•	the shares to be sold in this offering;

•

transfers or dispositions as a bona fide gift or gifts, provided that the recipient agrees to be bound in writing by the same restrictions and no filing under the Exchange Act or other public filing or disclosure reporting a reduction in beneficial ownership is required or voluntarily made during the restricted period;

•

transfers or dispositions to any trust for the direct or indirect benefit of the holder or the immediate family of the holder, provided that the trustee of the trust agrees to be bound in writing by the same restrictions, the transfer does not involve a disposition for value, that any filing under Section 16 of the Exchange Act reporting a reduction in beneficial ownership indicates in the footnotes that the filing relates to such circumstances and that no other public announcement is required or voluntarily made during the restricted period;

•

transfers or dispositions of shares of our common stock acquired in this offering, if the holder is not an officer or director, or in open market transactions after this offering, provided that no filing under the Exchange Act or other public filing or disclosure reporting a reduction in beneficial ownership is required or voluntarily made during the restricted period;

•

if the holder is a corporation, partnership, limited liability company, trust or other business entity, transfers or dispositions (A) to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate of the holder or to any investment fund or other entity controlled or managed by the holder or affiliates of the holder, or (B) as part of a distribution, transfer or disposition without consideration by the holder to its shareholders, partners, members, beneficiaries or other equity holders, provided, in each such case, that the recipient agrees to be bound in writing by the same restrictions, the transfer does not involve a disposition for value and no filing under the Exchange Act or other public filing or disclosure reporting a reduction in beneficial ownership is required or voluntarily made during the restricted period;

•

transfers or dispositions to us in connection with the exercise or settlement of options, warrants or other rights to acquire shares of our common stock or any security convertible into or exercisable for shares of our common stock in accordance with their terms (including the vesting or settlement of restricted stock units and including, in each case, by way of net exercise and/or to cover withholding tax obligations in connection with such exercise, vesting or settlement) pursuant to an employee benefit plan, option, warrant or other right disclosed in this prospectus, provided that any shares issued upon exercise of such option, warrant restricted stock unit or other right will be subject to the same restrictions, any filing under Section 16 of the Exchange Act reporting a reduction in beneficial ownership indicates in the footnotes that the filing relates to such circumstances and no other public announcement is required or made voluntarily during the restricted period;

•

transfers or dispositions by will or intestacy, provided that the recipient agrees to be bound in writing by the same restrictions, the transfer does not involve a disposition for value and no filing under the Exchange Act or other public filing or disclosure reporting a reduction in beneficial ownership is required or voluntarily made during the restricted period;

•	transfers or dispositions to any immediate family member, provided that the recipient agrees to be bound in writing by the same restrictions and the transfer does not involve a disposition for value;

•

transfers or dispositions pursuant to a court order or a settlement agreement related to the distribution of assets in connection with the dissolution of a marriage or civil union, provided that the recipient agrees to be bound in writing by the same restrictions, that any required filing under Section 16 of the Exchange Act indicate in the footnotes that the filing relates to such circumstances and no other public announcement is required or made voluntarily during the restricted period;

•

transfers or dispositions to us pursuant to agreements under which we have (A) the option to repurchase such shares or (B) a right of first refusal with respect to transfers of such shares upon termination of service, provided, in the case of any transfer contemplated by clause (A), any required filing under Section 16 of the Exchange Act indicate in the footnotes that the filing relates to such circumstances and no other public announcement is required or made voluntarily during the restricted period and, in the case of any transfer contemplated by clause (B), no filing under the Exchange Act or other public filing or disclosure reporting a reduction in beneficial ownership is required or voluntarily made during the restricted period;

•

the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of the holders shares of our common stock, provided that such plan does not provide for any transfers of shares of our common stock during the restricted period and no filing under the Exchange Act nor any other public filing or disclosure of such trading plan is required or made voluntarily during the restricted period; and

•

any sale, disposal or transfer of shares of our common stock to a bona fide third party pursuant to a tender offer or any merger, consolidation or other business combination involving a change of control of us occurring after this offering, provided that such transaction is approved by our board of directors, and if such transaction is not completed, any shares of our common stock subject to the restrictions described above remain subject to such restrictions for the remainder of the restricted period.

In addition, the restrictions described above relating to us do not apply to:

•	the shares to be sold in this offering;

•

any shares of common stock or any securities or other awards convertible into, exercisable for, or that represent the right to receive, shares of common stock pursuant to our Amended and Restated 2018 Equity Incentive Plan or otherwise in equity compensation arrangements described in this prospectus, provided that any directors or officers who are the recipients thereof have provided the representatives a signed lock-up agreement;

•

any shares of common stock issued upon the conversion, exercise or exchange of convertible, exercisable or exchangeable securities outstanding on the date of this prospectus, in each case if such convertible, exercisable or exchangeable security is described in this prospectus and the holders of such convertible, exercisable or exchangeable securities have provided to the representatives a signed lock-up agreement;

•	the filing by us of any registration statement on Form S-8 or a successor form thereto relating to our Amended and Restated 2018 Equity Incentive Plan; and

•

any shares of common stock or any securities convertible into or exchangeable for, or that represent the right to receive, shares of common stock issued in connection with any joint venture, commercial or collaborative relationship or the acquisition or license by us of the securities, businesses, property or other assets of another person or entity or pursuant to any employee benefit plan assumed by us in connection with any such acquisition, provided that (x) the aggregate number of shares of common stock that we may sell or issue or agree to sell or issue shall not exceed 5% of the total number of shares of common stock issued and outstanding immediately following the completion of this offering and (y) the recipients thereof provide to the representatives a signed lock-up agreement.

The representatives, in their joint discretion, may release the common stock and other securities subject to the restrictions described above in whole or in part at any time. In certain circumstances, the release of shares of common stock from the lock-up restrictions described above will trigger a pro rata release of shares of common stock held by certain other holders.

Our common stock is listed on The Nasdaq Global Select Market under the symbol “VIE”.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered” short position is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of this offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on The Nasdaq Global Select Market, in the over-the-counter market or otherwise.

We estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $675,000. We will agree to reimburse the underwriters for expenses related to the clearance of this offering with the Financial Industry Regulatory Authority (in an amount not to exceed $40,000).

We and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to our assets, securities and/or instruments (directly, as collateral securing other obligations or otherwise) and/or those of persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

European Economic Area and the United Kingdom

In relation to each Member State of the European Economic Area and the United Kingdom (each a “Relevant State”), no shares have been offered or will be offered pursuant to this offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

(a)     to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b)     to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the underwriters; or

(c)     in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and us that it is a “qualified investor” within the meaning of Article 2(e) of the Prospectus

Regulation. In the case of any shares being offered to a financial intermediary as that term is used in the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters have been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer to the public” in relation to shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the shares in the United Kingdom within the meaning of the Financial Services and Markets Act 2000.

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as a basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this offering memorandum (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

Each underwriter has acknowledged that this prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each underwriter has represented and agreed that it has not offered or sold any shares or caused the shares to be made the subject of an invitation for subscription or purchase and will not offer or sell any shares or cause the shares to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares, whether directly or indirectly, to any person in Singapore other than:

(a)    to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA;

(b)    to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA and in accordance with the conditions specified in Section 275 of the SFA; or

(c)    otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)    a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)    a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except: (i) to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 276(4)(i)(B) of the SFA; (ii) where no consideration is or will be given for the transfer; (iii) where the transfer is by operation of law; (iv) as specified in Section 276(7) of the SFA; or (v) as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

Singapore SFA Product Classification—In connection with Section 309B of the SFA and the CMP Regulations 2018, unless otherwise specified before an offer of shares, we have determined, and hereby notifiy all relevant persons (as defined in Section 309A(1) of the SFA), that the shares are ‘‘prescribed capital markets products’’ (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Switzerland

The securities will not be offered, directly or indirectly, to the public in Switzerland and this prospectus does not constitute a public offering prospectus as that term is understood pursuant to article 652a or 1156 of the Swiss Federal Code of Obligations.

Israel

In the State of Israel this prospectus shall not be regarded as an offer to the public to purchase shares of common stock under the Israeli Securities Law, 5728 – 1968, which requires a prospectus to be published and authorized by the Israel Securities Authority, if it complies with certain provisions of Section 15 of the Israeli Securities Law, 5728–1968, including, inter alia, if: (i) the offer is made, distributed or directed to not more than 35 investors, subject to certain conditions (the “Addressed Investors”); or (ii) the offer is made, distributed or directed to certain qualified investors defined in the First Addendum of the Israeli Securities Law, 5728 – 1968, subject to certain conditions (the “Qualified Investors”). The Qualified Investors shall not be taken into account in the count of the Addressed Investors and may be offered to purchase securities in addition to the 35 Addressed Investors. The company has not and will not take any action that would require it to publish a prospectus in accordance with and subject to the Israeli Securities Law, 5728 – 1968. We have not and will not distribute this prospectus or make, distribute or direct an offer to subscribe for our common stock to any person within the State of Israel, other than to Qualified Investors and up to 35 Addressed Investors.

Qualified Investors may have to submit written evidence that they meet the definitions set out in the First Addendum to the Israeli Securities Law, 5728 – 1968. In particular, we may request, as a condition to be offered common stock, that Qualified Investors will each represent, warrant and certify to us and/or to anyone acting on our behalf: (i) that it is an investor falling within one of the categories listed in the First Addendum to the Israeli Securities Law, 5728 – 1968; (ii) which of the categories listed in the First Addendum to the Israeli Securities Law, 5728 – 1968 regarding Qualified Investors is applicable to it; (iii) that it will abide by all provisions set forth in the Israeli Securities Law, 5728 – 1968 and the regulations promulgated thereunder in connection with the offer to be issued common stock; (iv) that the shares of common stock that it will be issued are, subject to exemptions available under the Israeli Securities Law, 5728 – 1968: (a) for its own account; (b) for investment purposes only; and (c) not issued with a view to resale within the State of Israel, other than in accordance with the provisions of the Israeli Securities Law, 5728 – 1968; and (v) that it is willing to provide further evidence of its Qualified Investor status. Addressed Investors may have to submit written evidence in respect of their identity and may have to sign and submit a declaration containing, inter alia, the Addressed Investor’s name, address and passport number or Israeli identification number.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Mintz, Levin, Cohn, Ferris, Glovsky & Popeo, P.C., Boston, Massachusetts. Certain legal matters in connection with this offering will be passed upon for the underwriters by Ropes & Gray LLP, Boston, Massachusetts.

EXPERTS

The financial statements of Viela Bio, Inc. as of December 31, 2019 and 2018, and for the years then ended have been incorporated by reference herein and in the registration statement in reliance on the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1, including exhibits and schedules, under the Securities Act that registers the shares of our common stock to be sold in this offering. This prospectus does not contain all the information contained in the registration statement and the exhibits and schedules filed as part of the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copies of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit.

We are subject to the reporting requirements of the Exchange Act and file annual, quarterly and current reports, proxy statements and other information with the SEC. SEC filings are available at the SEC’s web site at http://www.sec.gov.

Our website address is www.vielabio.com. The information contained in, and that can be accessed through, our website is not incorporated into and shall not be deemed to be part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” information from other documents that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus. We incorporate by reference into this prospectus and the registration statement of which this prospectus is a part the information or documents listed below that we have filed with the SEC (other than any portion of such filings that are furnished under applicable SEC rules rather than filed):

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2019 that we filed with the SEC on March 25, 2020;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2020 that we filed with the SEC on May 13, 2020;

•	our Current Reports on Form 8-K that we filed with the SEC on April 30, 2020 and May 13, 2020 (other than any portion of such filings that are furnished under applicable SEC rules rather than filed);

•

the description of our common stock contained in our Registration Statement on Form 8-A filed with the SEC on September 27, 2019, including any amendment or report filed for the purpose of updating such description; and

•

all reports and other documents subsequently filed by us with the SEC (other than any portion of such filings that are furnished under applicable SEC rules rather than filed) pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this prospectus and prior to the termination or completion of the offering of securities under this prospectus shall be deemed to be incorporated by reference in this prospectus and to be a part hereof from the date of filing such reports and other documents.

The SEC file number for each of the documents listed above is 001-39067.

In addition, all reports and other documents filed by us pursuant to the Exchange Act after the date of the initial registration statement and prior to effectiveness of the registration statement shall be deemed to be incorporated by reference into this prospectus.

Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or any other subsequently filed document that is deemed to be incorporated by reference into this prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You may request, orally or in writing, a copy of any or all of the documents incorporated herein by reference. These documents will be provided to you at no cost, by contacting:

Viela Bio, Inc.

One Medimmune Way, First Floor, Area Two

Gaithersburg, Maryland 20878

(240) 558-0038

3,000,000 Shares

Viela Bio, Inc.

Common Stock

Morgan Stanley	Goldman Sachs & Co. LLC	Cowen	Guggenheim Securities

                    , 2020

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses Of Issuance And Distribution.

The following table sets forth all costs and expenses, other than underwriting discounts and commissions, paid or payable by the Registrant in connection with the sale of the common stock being registered. All amounts shown are estimates except for the SEC registration fee and the FINRA filing fee:

Amount
SEC registration fee	$30,114
FINRA filing fee	35,300
Printing and engraving expenses	175,000
Legal fees and expenses	275,000
Accounting fees and expenses	150,000
Transfer agent and registrar fees and expenses	7,500
Miscellaneous expenses	2,086

Total	$675,000

Item 14. Indemnification of Directors and Officers.

Section 145(a) of the Delaware General Corporation Law provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Section 145(b) of the Delaware General Corporation Law provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made with respect to any claim, issue or matter as to which he or she shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, he or she is fairly and reasonably entitled to indemnity for such expenses that the Court of Chancery or other adjudicating court shall deem proper.

Section 145(g) of the Delaware General Corporation Law provides, in general, that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer,

employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify the person against such liability under Section 145 of the Delaware General Corporation Law.

Our Third Amended and Restated Certificate of Incorporation, or the Charter, provides that no director of our company shall be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to us or our stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) in respect of unlawful dividend payments or stock redemptions or repurchases, or (4) for any transaction from which the director derived an improper personal benefit. In addition, our Charter provides that if the Delaware General Corporation Law is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of our company shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

The Charter further provides that any repeal or modification of such article by our stockholders or amendment to the Delaware General Corporation Law will not adversely affect any right or protection existing at the time of such repeal or modification with respect to any acts or omissions occurring before such repeal or modification of a director serving at the time of such repeal or modification.

Our Amended and Restated Bylaws, or the Bylaws provide that we will indemnify each of our directors and officers and, in the discretion of our board of directors, certain employees, to the fullest extent permitted by the Delaware General Corporation Law as the same may be amended (except that in the case of amendment, only to the extent that the amendment permits us to provide broader indemnification rights than the Delaware General Corporation Law permitted us to provide prior to such the amendment) against any and all expenses, judgments, penalties, fines and amounts reasonably paid in settlement that are incurred by the director, officer or such employee or on the director’s, officer’s or employee’s behalf in connection with any threatened, pending or completed proceeding or any claim, issue or matter therein, to which he or she is or is threatened to be made a party because he or she is or was serving as a director, officer or employee of our company, or at our request as a director, partner, trustee, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of our company and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. Article VII, Section 2 of the Bylaws will further provide for the advancement of expenses to each of our directors and, in the discretion of the board of directors, to certain officers and employees.

In addition, the Bylaws provide that the right of each of our directors and officers to indemnification and advancement of expenses shall be a contract right and shall not be exclusive of any other right now possessed or hereafter acquired under any statute, provision of the Charter or Bylaws, agreement, vote of stockholders or otherwise. Furthermore, Article VII, Section 5 of the Bylaws authorize us to provide insurance for our directors, officers and employees, against any liability, whether or not we would have the power to indemnify such person against such liability under the Delaware General Corporation Law or the provisions of Article VII of the Bylaws.

We have entered into indemnification agreements with each of our directors and our executive officers. These agreements provide that we will indemnify each of our directors and such officers to the fullest extent permitted by law and the Charter and Bylaws.

We also maintain a general liability insurance policy, which covers certain liabilities of directors and officers of our company arising out of claims based on acts or omissions in their capacities as directors or officers.

In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act, against certain liabilities.

Item 15. Recent Sales of Unregistered Securities.

In the three years preceding the filing of this registration statement, we have issued the following securities that were not registered under the Securities Act:

In February 2018, we issued an aggregate of 14,225,324 shares of our Series A-1 Preferred Stock at a purchase price of $10.00 per share to one investor for aggregate consideration of $142.3 million.

In February 2018, we issued an aggregate of 14,000,000 shares of our Series A-1 Preferred Stock at a purchase price of $10.00 per share to six investors for aggregate consideration of $140 million.

In December 2018, we issued 3,000,000 shares of our Series A-2 Preferred Stock at a purchase price of $10.00 per share to six investors for aggregate consideration of $30 million.

In June 2019, we issued 4,687,500 shares of our Series B Preferred Stock at a purchase price of $16.00 per share to seven investors for aggregate consideration of $75 million.

In September 2019, we issued 4,705,882 shares of our Series A-3 Preferred Stock at a purchase price of $17.00 per share to six investors for aggregate consideration of $80 million.

From December 2017 (inception), we granted to our employees, directors and consultants options to purchase 5,353,127 shares of our common stock with exercise prices ranging from $2.84 to $42.47 per share and 757,577 shares of restricted stock, all under our Amended and Restated 2018 Equity Incentive Plan.

No underwriters were used in the foregoing transactions, and no discounts or commissions were paid. All sales of securities described above were exempt from the registration requirements of the Securities Act in reliance on Section 4(a)(2) of the Securities Act, Rule 701 promulgated under the Securities Act or Regulation D promulgated under the Securities Act, relating to transactions by an issuer not involving a public offering. All of the foregoing securities are deemed restricted securities for purposes of the Securities Act.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits.

Exhibit Number	Exhibit Description	Filed Herewith	Incorporated by Reference herein from Form or Schedule	Filing Date	SEC File/ Registration Number

1.1	Form of Underwriting Agreement	X

3.1	Third Amended and Restated Certificate of Incorporation.		8-K	10/07/19	001-39067

3.2	Restated Bylaws of Viela Bio, Inc.		8-K	10/07/19	001-39067

4.1	Form of Common Stock Certificate.		S-1/A	09/23/19	333-233528

4.2	Amended and Restated Investors’ Rights Agreement, by and between the Company and the stockholders of the Company listed therein, dated June 12, 2019.		S-1	08/29/19	333-233528

4.3	Description of Securities		10-K	03/25/20	333-39067

5.1	Opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.	X

10.1	Form of Indemnification Agreement.		S-1	08/29/19	333-233528

10.2+	Amended and Restated 2018 Equity Incentive Plan, and forms of award agreements thereunder.		S-1/A	09/23/19	333-233528

10.3+	Employment Agreement, by and between the Company and Zhengbin (Bing) Yao, Ph.D., dated August 28, 2019.		S-1	08/29/19	333-233528

10.4+	Employment Agreement, by and between the Company and Jörn Drappa, Ph.D., dated August 28, 2019.		S-1	08/29/19	333-233528

10.5+	Employment Agreement, by and between the Company and Aaron Ren, Ph.D., dated August 28, 2019.		S-1	08/29/19	333-233528

10.6+	Offer Letter, by and between the Company and Mitchell Chan, dated August 15, 2018.		S-1	08/29/19	333-233528

10.7+	Offer Letter, by and between the Company and William Ragatz, dated November 27, 2018.		S-1	08/29/19	333-233528

10.8#	License Agreement, by and between Duke University and Cellective Therapeutics, Inc., dated September 21, 2004 as amended by the Letter Agreement dated September 9, 2005 (assigned to the Company pursuant to the Asset Purchase		S-1	08/29/19	333-233528

Exhibit Number	Exhibit Description	Filed Herewith	Incorporated by Reference herein from Form or Schedule	Filing Date	SEC File/ Registration Number
Agreement by and between the Company and MedImmune, LLC, MedImmune Limited and AstraZeneca Collaboration Ventures, LLC, dated as of February 23, 2018).

10.9#	License Agreement by and between Dana-Farber Cancer Institute, Inc. and Cellective Therapeutics, Inc., as amended, dated December 21, 2004 as amended by the Letter Agreement dated September 8, 2005 (assigned to the Company pursuant to the Asset Purchase Agreement by and between the Company and MedImmune, LLC, MedImmune Limited and AstraZeneca Collaboration Ventures, LLC, dated as of February 23, 2018).		S-1	08/29/19	333-233528

10.10#	BioWa Sublicense Agreement, by and between the Company and MedImmune, LLC, dated as of February 23, 2018.		S-1	08/29/19	333-233528

10.11.1#	License Agreement between SBI Biotech Co. Ltd. and MedImmune, LLC, dated as of September 9, 2008 (assigned to the Company pursuant to the Asset Purchase Agreement by and between the Company and MedImmune, LLC, MedImmune Limited and AstraZeneca Collaboration Ventures, LLC, dated as of February 23, 2018).		S-1	08/29/19	333-233528

10.11.2#	Supplemental Agreement dated as of August 14, 2018, by and between SBI Biotech Co. Ltd. and the Company.		S-1	08/29/19	333-233528

10.12#	BioWa/Lonza Sublicense Agreement, by and between the Company and MedImmune, LLC, dated as of February 23, 2018.		S-1	08/29/19	333-233528

10.13#	Lonza Sublicense Agreement, by and between the Company and MedImmune, LLC, dated as of February 23, 2018.		S-1	08/29/19	333-233528

10.14#	Asset Purchase Agreement, by and between the Company and MedImmune, LLC, MedImmune Limited and AstraZeneca Collaboration Ventures, LLC, dated as of February 23, 2018.		S-1	08/29/19	333-233528

Exhibit Number	Exhibit Description	Filed Herewith	Incorporated by Reference herein from Form or Schedule	Filing Date	SEC File/ Registration Number

10.15#	License Agreement, by and between the Company and MedImmune, LLC, dated as of February 23, 2018.		S-1	08/29/19	333-233528

10.16#	Clinical Supply Agreement, by and between the Company and AstraZeneca UK Limited, dated as of February 23, 2018.		S-1	08/29/19	333-233528

10.17#	Master Supply and Development Services Agreement, by and between the Company and AstraZeneca UK Limited, dated February 23, 2018.		S-1	08/29/19	333-233528

10.18#	Transition Services Agreement, by and between the Company and MedImmune, LLC, dated February 23, 2018.		S-1	08/29/19	333-233528

10.19#	Medical Research Council Payment Agreement, by and between the Company and MedImmune Limited, dated February 23, 2018.		S-1	08/29/19	333-233528

10.20#	Commercial Supply Agreement, by and between the Company and AstraZeneca Pharmaceuticals LP, dated as of April 4, 2019.		S-1	08/29/19	333-233528

10.21#	License and Collaboration Agreement, by and between the Company and Hansoh Pharmaceutical Group Company Limited, dated May 24, 2019.		S-1	08/29/19	333-233528

10.22#	License Agreement by and between the Company and Mitsubishi Tanabe Pharma Corporation, dated October 8, 2019.		10-K	03/25/20	333-39067

10.23+	Executive Severance Plan.		S-1	08/29/19	333-233528

10.24+	Non-Employee Director Compensation Plan.		10-K	03/25/20	333-39067

10.25#	Long-term Lease Agreement, by and between the Company and MedImmune, LLC, dated as of June 30, 2018.		S-1	08/29/19	333-233528

21.1	Subsidiaries of the Company.		10-K	03/25/20	333-39067

23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm.	X

23.2	Consent of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (included in Exhibit 5.1).	X

Exhibit Number	Exhibit Description	Filed Herewith	Incorporated by Reference herein from Form or Schedule	Filing Date	SEC File/ Registration Number

24.1	Power of Attorney (included on signature page).	X

#

Certain confidential portions of this Exhibit were omitted by means of marking such portions with brackets (“[***]”) because the identified confidential portions (i) are not material and (ii) would be competitively harmful if publicly disclosed.

+	Denotes management compensation plan or contract.

(b) Financial Statement Schedules.

No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or notes.

Item 17. Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(a) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(b) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Gaithersburg, Maryland, on the 26th day of May, 2020.

VIELA BIO, INC.

/s/ Zhengbin (Bing) Yao
Zhengbin (Bing) Yao, Ph.D.
Chairman, President and Chief Executive Officer

SIGNATURES AND POWER OF ATTORNEY

We, the undersigned directors and officers of Viela Bio, Inc. (the “Company”), hereby severally constitute and appoint Zhengbin (Bing) Yao, Ph.D. and Mitchell Chan, and each of them singly, our true and lawful attorneys, with full power to them, and to each of them singly, to sign for us and in our names in the capacities indicated below, the registration statement on Form S-1 filed herewith, and any and all pre-effective and post-effective amendments to said registration statement, and any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, in connection with the registration under the Securities Act of 1933, as amended, of equity securities of the Company, and to file or cause to be filed the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as each of us might or could do in person, and hereby ratifying and confirming all that said attorneys, and each of them, or their substitute or substitutes, shall do or cause to be done by virtue of this Power of Attorney.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Zhengbin (Bing) Yao Zhengbin (Bing) Yao, Ph.D.	Chairman, President and Chief Executive Officer (principal executive officer)	May 26, 2020

/s/ Mitchell Chan Mitchell Chan	Chief Financial Officer (principal accounting officer and principal financial officer)	May 26, 2020

/s/ Yanling Cao Yanling Cao	Director	May 26, 2020

/s/ Edward Hu Edward Hu	Director	May 26, 2020

Signature	Title	Date

/s/ Chris Nolet Chris Nolet	Director	May 26, 2020

/s/ Tyrell Rivers Tyrell Rivers, Ph.D.	Director	May 26, 2020

/s/ Pascal Soriot Pascal Soriot	Director	May 26, 2020

/s/ Sean Tong Sean Tong	Director	May 26, 2020

/s/ Andreas Wicki Andreas Wicki, Ph.D.	Director	May 26, 2020

/s/ Rachelle Jacques Rachelle Jacques	Director	May 26, 2020